UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D. C. 20549




                                 FORM 10-SB12G/A
                                 Amendment No. 4



                        GENERAL FORM FOR REGISTRATION OF
                      SECURITIES OF SMALL BUSINESS ISSUERS
           Under Section 12(g) of The Securities Exchange Act of 1934

                                 SUN & SURF INC.
                  ---------------------------------------------
                 (Name of Small Business Issuer in its charter)

           NEW YORK                                           11-3619828
--------------------------------                         ---------------------
  (State or other jurisdiction                          (I.R.S Employer ID No.)
of incorporation or organization)


         57 Main Street, NY                                        11937
 --------------------------------------                          --------
(Address of principle executive offices)                        (Zip Code)


Issuers telephone number (516) 356-2298



Securities to be registered pursuant to Section 12(g) of the Act


                                     COMMON
              ----------------------------------------------------
                                (Title of Class)

                                     Part I

Business



Sun & Surf Inc., was formed as a New York Corporation on November 30, 2000 and operates under the trade name of Sun & Surf Inc. The original purpose of the company was to enegage in any lawful act or activity for which corporations may be organized under the business corporation law. The corporation was also formed to use the powers, rights and privileges granted or permitted to a corporation by the Business Corporation Law. The business of Sun & Surf Inc. is the sale of sporting goods, apparel and accessories retail/wholesale and consultant to retailer and wholesalers in the action sports industry. The Companies current operations offers to retailers and wholesalers its expertise in marketing, management and distribution of the action sports industry. We work as a consult to retailers and wholesalers based on commission revenue for services that offer to them in the action sport industry. Our commission revenues are generated by selling products to retailers and wholesalers and are paid commission on services that increase the retailer and wholesalers revenues. Sun & Surf Inc. derives commission revenues from its consultant services in two ways. Furst way is a flat fee based on services. The Second way is based on performance, the Company is paid a percentage on its increase in revenues of its customer. The Consultant service fees are determined on each customer's needs. Sun & Surf Inc. has derived revenues from both these services. We do not have any formula for determining the amount of commission earned. Each situation with retailers and wholesalers is assessed individually and the fees for the services are arranged on an individual basis. The financial statement reflect the revenues of Sun & Surf Inc. as commission because all of our revenues are generated through a form of commission based on performance of the services that we provide for our clients. Sun & Surf Inc. has derived commission from the sales of inventory to its customers. Sun & Surf Inc. does not warehouse such inventory, but gets paid a commission on sales. This part of sun & Surf Inc. does not conflict with J. Espo's Inc. or JRE Inc., because Sun & Surf Inc. offers these products to its consultant customers. It offers to retailers a step-by-step process of opening a retail store or department within a retail store relating to extreme sports. It also offers an introduction and establishment to key wholesalers within this industry. The company offers to wholesalers sourcing to manufacturers, design and production of products related to the action sports industry. To date, we have entered into consultant agreements with Island Surf & Sport in Sag Harbor and West Hampton, New York; Kelley Boys Surf & Sport in Sayville, New York and have completed our consultant arrangements with these two accounts and do not have any existing consultant agreements at this time. Mr. Esposito was an employee of J. Espo's Inc. when these to arrangements were entered into. Sun & Surf Inc also works as a agent to various manufacturers and wholesalers to sell their products to retailers.


Sun & Surf Inc. and predecessors have not had filings of bankruptcies, receiverships or similar proceedings.

We do not have any customers that account for more than 10% of our revenues.

Sun & Surf Inc. acquired the assets of its predecessor, J. Espo's Inc. for a one-for-one common stock dividend distribution to the shareholders of record of
J. Espo's Inc. on December 18, 2000. The distribution of Sun & Surf, Inc.'s common stock to the shareholders of J. Espo's Inc. fell within the exemption from registration under the private offering exemption under section 4(2) of the Securities Act. The declaration of common stock dividend filed with National Association of Security Dealers, Inc pursuant to Rule 10b-17, of the General Rules and Regulations of the Securities and Exchange Commission. The date of the declaration was December 5, 2000 and the record date for determining holders to receive dividend was December 18, 2000. The date of payment of dividend was January 2, 2001.

The spin-off and the asset assignment agreement are both part of the same transaction. The spin-off distribution was January 2, 2001 and the assignment took place on June 7, 2001. These agreements were accomplished at different times, but were part of the same transaction. The different date of both agreements was to enable the companies the mechanisms for an orderly transition. The distribution of shares to shareholders was without cost of any kind to the recipients of the spun-off stock and accordingly, no sums or other consideration of any kind.

J. Espo's Inc. shareholders consideration for the one-for-one share in Sun & Surf Inc. was the consultant division, which had a net shareholder's equity of $5,404 or $.001 cent per share on the date of transfer, June 7, 2001. J. Espo's Inc. did not receive any compensation for the internet division.

Two material agreements that are discussed in this filing are the Assignment Agreement and the Declaration of Dividend (spin-off) 10b-17, which have both been filed with this statement. The Assignment Agreement covers the transfer of assets and the Declaration of Dividend covers the distribution of stock. To clarify the different dates of both agreements the 10b-17 was completed January 3, 2001 and the Assignment Agreement was completed June 7, 2001. The reason for the two different dates is that the corporation needed to wait for Surf Group and JRE to finish their contingencies with the bank and the landlord before the assets of J. Espo's could be assigned to the three corporations. This is what was meant by "orderly transition".

The material terms of the spin-off are Sun & Surf Inc. was assigned the assets of J. Espo's Inc. of $100 cash and $5,304 in fixed assets, which was effective June 7, 2001. The fixed assets assigned to Sun & Surf were office equipment computers, phones, fax, desk, filing cabinets, copier and office supplies.


Sun & Surf Inc. was not formed to acquire the assets of J. Espo's Inc. J. Espo's Inc. divisions were Retail, Wholesale, Internet, and Consultant. Sun & Surf Inc. acquired the Consultant divisions.


The industry that Sun & Surf is competing in is a limited market. Sun & Surf Inc. relative ranking among its competitors is in the mid to upper middle of the industry. There are approximately 1,000 different corporations offering similar services to the action sport industry. We would rank ourself as 750 out of the 1000 for our relative ranking among our competitors in the marketing, managing and distribution of action sports. There are no specific competitors that are dominating the industry. Furthermore, each competitor offers slightly different variations of services to its customers. Management's basis for the statement that Sun & Surf is in the mid to upper middle of the industry is an estimate of management's and has no other basis to that statement. It is difficult for Sun & Surf's management to determine what its ranking in the industry is because there is no industry organization or group that has compiled any information on the consulting, franchise or commission sales of sporting goods industry. Therefore, the middle to upper middle ranking of Sun & Surf available about the industry is based only on management's estimate with limited information.

Sun & Surf Inc has no franchise rights. We plan to sell a surf shop which will offer clothing, accessories, surf gear and beach related products in New York state. We do not plan on an exemption for this sale; we plan on filing a franchise prospectus that will qualify us to sell a surf shop franchise in the New York region. The filing of the franchise prospectus and the consultant business of Sun & Surf Inc. will be two complimentary sectors of revenues for Sun & Surf Inc. There are no existing or probable governmental regulations on the business; neither is there any costs and effects of compliance with environmental laws. Sun & Surf Inc. does not have any agreements in place with any retailers or wholesalers at this time.

Sun & Surf Inc. has one full time employee.

Management's Discussion and Analysis or Plan of Operation.


Sun & Surf Inc. for the year-end October 31, 2001 had revenues of $1,089 which was a 275% decrease for the year-end October 31, 2000 when the Company reported revenues of $3,000. Sun & Surf Inc. contributes this decrease to fewer customers needing its services. The Company had selling and administrative expenses of $845, which is 78% of revenues for the year-end 2001. Sun & Surf Inc. for the year-end 2000 had selling and administrative expenses of $2,460 or 82% of revenues. Sun & Surf Inc. had a net income of $76 for the year-end October 31, 2001, a 430% decrease over the net income for the year-end October 31, 2000 which was $327. The Company is contributing this decrease in net income to a reduced number of customers for the corporation's services.

Sun & Surf Inc. reported revenues for the three months ending January 31, 2002 of $1,969. The Company had selling and administrative expenses of $419 for the same period. Sun & Surf Inc. reported for the three months ending January 31, 2002 a net income of $1,550.

Sun & Surf Inc., had revenues for the six months ending April 30, 2002 of $1,969 and selling and administrative expenses of $1,292. Sun & Surf Inc. reported a net income of $677 for the six months ending April 30, 2002.

Sun & Surf Inc. had revenues for the nine months ending July 31, 2002 of $3,744 and selling and administrative expense of $2,937. Sun & Surf Inc. reported a net income of $807 for the nine months ending July 31, 2002.

Sun & Surf Inc. for the year ending October 31, 2002 had revenues of $3,744 which was an increase of 340% over the end October 31, 2001 when the Company reported revenues of $1,089. Management attributed this increase to the consultant services the corporation offers. Sun & Surf Inc. year-end October 31, 2002 had selling and administrative expenses of $3,892 versus October 31, 2001 when Sun & Surf Inc. reported $845 of selling and administrative expenses. Sun & Surf Inc. for the year-end October 31, 2002 had a net loss of $232 versus a net income for the year-end October 31, 2001 of $76. The corporation's management attributes the decrease in profits to increase in expenditures to expand the corporation's consultant services.


Sun & Surf Inc. predecessor J. Espo's Inc. does not have legal or other obligations that would have prevented and/or hindered the company's expansion. The spin-off of sun & Surf Inc. was to enable the company to do business with competitors of the other divisions of its predecessor. Also to allow management to focus solely on its business.

Sun & Surf Inc. plan of operations over the next twelve months is as stated. The corporation will file a Franchise prospectus in the state of New York within this period. To actualize Sun & Surf Inc. franchise operations will cost the corporation a filing fee to New York State which is $750 for initial filing and $150 for amendment filing. Sun & Surf Inc's President, Jeffrey R. Esposito, will conduct all filings at no cost to the corporation. The Company plans to file within the next 12 months a franchise prospectus with the State of New York. Sun & Surf Inc.'s franchise will be a surf shop that will offer men's, women's and children's clothing, swim wear, accessories, surf gear, and beach related products. Sun & Surf Inc. does not operate a retail store and will not operate a retail store. It will just sell interest in the franchise surf shops. Sun & Surf Inc.'s plan to increase its arrangement with manufacturers and wholesalers is so that it can offer all the products required to open a surf shop by enabling it's customers to purchase everything needed through Sun & Surf Inc. What is meant by increasing our arrangements with manufacturers and wholesalers is to increase the numbers of manufacturers and wholesalers in which we deal with and to increase the number of products we offer. At present we have no arrangements with manufacturers or wholesalers. As Sun & Surf Inc. buying power increases this will enable it to purchase products at a lower price. Jeffrey R. Esposito will file the prospectus for the company. The company will continue its consultant business with retailers and wholesalers as it has in the past operations. Sun & Surf cash on hand will satisfy its cash requirements for the next twelve months. The company's current cash on hand is $2,800 as of January 21, 2001. The company has cash requirements of $500 for the filing of this registration and $700 for accountant fees and anticipates approximately $500 in fees and printing of its franchise prospectus over the next twelve months. Thus, the company has enough cash on hand to handle its cash requirements for the next twelve months. The company is taking the following steps to establish consultant agreements with retailers and wholesalers: Its President, Jeffrey R. Esposito, is networking at various trade shows and events to attract new clients. Sun & Surf Inc. has no expense for these services that Jeffrey R. Esposito is performing for the corporation because Mr. Esposito is an attendant at these trade shows and events in which Surf Group Inc. and its predecessor is paying for the expenditures of these events. The company does not plan any research and development within the next twelve months.


Sun & Surf is not expected to purchase or sell any plant and significant equipment. The company does not expect an increase in employees over this period.

Sun & Surf Inc., was formed by the spin off of the consulting and future franchise business of J Espo's Inc. The company and its management had spun off these divisions to enhance its consulting and franchise business. The company plans further development of its franchise business by filing a franchise prospectus. The company will market its franchises through trade shows and other advertising sources. Sun & Surf Inc plans to increase its arrangements to work as an agent to other manufacturers and wholesalers to offer a complete retail store from the one source. (Similar to current national hardware chains in that the independent operator buys all inventory from one source and does not have to deal with many wholesalers to stock sufficient inventory based on consumer needs.) Enabling the company to buy at a lower wholesale price than they would have if purchasing directly. With Jeffrey R. Esposito's over 10 years of experience and one of the founders of the action sports movement within the past decade the company is in a perfect position to expand franchise and consultant business. Mr. Esposito founded in 1990 one of the first stores in the state of New York that carried Rollerblades, snow boards, and wake boards. Mr. Esposito, also founded one of the first stores focus on action sports gear and equipment in New York.

The company's constant involvement in the action sports industry allows them to observe trends happening within the industry. The industry trends usually start in Hawaii, then California and subsequently to the Northeast. There is usually a delay of up to two years before any trends are visible in the Northeast. There are no notable trends in the industry except within the color schemes of the products being produced that are noteworthy. However, Sun & Surf Inc. management foresees a higher demand in the area of the beginner surfer, thereby requiring the need for a low cost easy and safe surfboard. These products are in demand from our customers.

The company has no bank line of credit and limited liquidity. The company believes it will have a sufficient amount of cash to satisfy cash requirements without raising any additional funds in the twelve months, because it has enough cash on hand to meet operating expense for the next twelve months.

There are no material commitments for capital expenditures. The future Sun & Surf Inc. franchise prospectus will be prepared by, Jeffrey R. Esposito, President and Kenneth C. Dollman, Esq., Officer and Director without salary compensation.

There are no known trends, events or uncertainties that have had or that are reasonably expected to have a material impact on the net sales or revenues or income from continuing operations. Neither, are any significant elements of income or loss that do not arise from the small business issuer's continuing operations. Furthermore, there are no causes for any material changes from period to period in one or more line items of the small business issuer's financial statements.

Sun & Surf Inc does operate on a seasonal Spring/Summer aspect that has a material effect on the financial condition or results of operations.

Sun & Surf Inc. has sufficient amount of cash to satisfy its cash requirements and will not have to raise any additional funds in the next twelve months.

Sun & Surf Inc. does not plan to have any significant changes in the number of employees or the purchase or sale of plant and significant equipment. Sun & Surf Inc. does not plan to perform any product research and development for the term of the plan.

The corporation financial statements accurately reflect the company. There are no material events and uncertainties known to management that would cause reported financial information not to be necessarily indicative of future operating results or of future financial condition.


Description of Property

Sun & Surf Inc. does not invest in any real estate related interests. It operates the business from the home office of the President, Jeffrey R. Esposito, 63 Halsey Street, Southampton, New York, which has office space. There is no compensation for the office space.


Security Ownership of Certain Beneficial Owners and Management

   Title of                                                           Percent
   Class        Name & Address of Owner            Amount Owned        Owned
   -----        -----------------------            ------------        -----

   Common       Jeffrey R. Esposito                 4,040,250          81.5%
   Stock        63 Halsey Street
                Southampton, NY 11968

   Common       Kenneth C. Dollman, Esq.              160,000           3.2%
   Stock        3 Aspen Street
                Port Jefferson Sta., NY 11776


   Common       Joel Esposito                          54,000           1.1%
   Stock        39 Eastview Road
                Lake Ronkonkoma, NY 11779

   Common       Directors and Officers              4,254,250           85.8%
   Stock        as a group

There are no preferred stock and there are no outstanding options, warrants, rights, conversion privilege or similar obligations. There are no arrangements that would result in a change of control of the Corporation. There are no rights for any person to acquire beneficial ownership of any other shares of the corporation. There are no voting trust or similar arrangements.

Directors and Executive Officers, Promoters and Control Persons

    Executive Officer          Term             Age                 Title
    -----------------          ----             ---                 -----

    Jeffrey R. Esposito        1 Year            36         President & Director

    Kenneth C. Dollman, Esq.   1 Year            51         Secretary & Director

    Joel Esposito              1 Year            33         Director

Since the inception of the corporation, November 30, 2000, the Directors stated above have served as Directors a will continue serving as Directors for the next year. The term for Officers and Directors is 1 year.

Jeffrey R. Esposito, President and Director and Joel Esposito, Director are related brothers.

Jeffrey R. Esposito, Kenneth C. Dollman, Esq. and Joel Esposito affirm that during the past five years there is no material such as any bankruptcy petition filed by or against any business of which such person was a general partner or executive officer either at the time of the bankruptcy or within two years prior to that time. There have not been any convictions in a criminal proceeding or being subject to a criminal proceeding excluding traffic violations and other minor offenses). Neither party being subject to any order, judgment, or decree, not subsequently reversed, suspended, or vacated, or any court of competent jurisdiction, permanently or temporarily enjoining, barring, suspending, or otherwise limiting his involvement in any type of business, securities or banking activities. Furthermore, neither party being found by a court of competent jurisdiction (in a civil action), the Commission, or the Commodity Futures Trading Commission to have violated a federal or state securities or commodities law, and the judgment has not been reversed, suspended, or vacated.

Jeffrey R. Esposito is the founder and president of Sun & Surf, Inc. He has a degree in International Economics and was a scholastic athlete, Jeffrey Esposito played soccer for SUNY Plattsburgh. Mr. Esposito is an avid outdoorsman and world traveler. He oversees all the development of the consultant and franchise operations. His diversified skills make him a key man in the expansion of the corporation. Jeffrey R. Esposito has run the retail and wholesale operation for the past 10 years for Surf Group Inc. and its predecessors.

Kenneth C. Dollman, Esq. is Secretary and Director of the company and serves as general counsel. Mr. Dollman handles all contracts and legal affairs of the company. His expertise is in corporate law. Kenneth C. Dollman has operated his law office for the past 20 years in New York State.

Joel Esposito is Director of the company and his diversified skills in the construction, layout and design will play an important role in the setup of the franchises. Joel Esposito has worked in the electric and construction field for the past 5 years.

Jeffrey R. Esposito is responsible for Sun & Surf Inc. accounting and financial reporting.

Sun & Surf Inc. has no employment agreement with its executive officers.

Sun & Surf Inc.'s only promoter is Jeffrey Esposito, President Sun & Surf Inc.



Executive Compensation

Name & Principle           Year      Salary     Bonus      Other Annual    Restricted    Options
Position                                                  Compensation    Stock Awards     SARs      LTIP


Jeffrey R. Esposito        1999     $50,000(3)   0             0               0             0         0
President and              2000     $50,000(3)   0             0               0             0         0
Director                   2001           0(1)   0          $100(2)            0             0         0

Kenneth C. Dollman, Esq.   1999           0(1)   0(1)          0               0             0         0
Secretary and              2000           0(1)   0(1)          0               0             0         0
Director                   2001           0(1)   0(1)       $100(2)            0             0         0

Joel Esposito              1999           0(1)   0(1)          0               0             0         0
Director                   2000           0(1)   0(1)          0               0             0         0
                           2001           0(1)   0(1)        $50(2)            0             0         0


-----------------
(1)      No salary or bonus for that year.
(2) 50,000 shares for each officer and 50,000 shares for each director for services rendered. At the par valued when issued at $.001 per share.
(3)      Salary for predessor J. Espo's Inc.

Certain Relationships and Related Transactions.

Jeffrey R. Esposito, as President rents the office space, a studio suite, to the corporation at 63 Halsey Street, Southampton, New York, for no compensation.

There are no other certain relationships or related transactions.


Sun & Surf Inc.'s only promoter is Jeffrey R. Esposito, president and director.


Description of Securities

Sun & Surf Inc. has only one class of stock, which is common. The company has 100 million authorized with a par value .001 and has issued 4,960,250 shares. Each common share has one vote per share

The company's common stock has no preference as to a dividend or interest, or liquidation and any other specific voting rights and cumulative voting rights.

There is no provisions in the charter documents or bylaws of Sun & Surf Inc. that would delay, defer, or prevent a change in the control of the corporation.

                                     Part II

Market Price of and Dividends on the Registrant's Common Equity and Related Stockholder Matters

Currently there is no market or dividend for the common equities of company. The company plans to file a 15C-211 with the NASD in the near future to have the company's common shares trade Over the Counter.

Pursuant to Rule 144 of the Securities Act, on December 18, 2001 all the outstanding common stock totaling 4,960,250 shares are eligible to be sold by the security holders. Pursuant to Rule 144 of the Securities Act, 619,214 shares could be sold in the first 90 days. One percent of the outstanding balance of security holders share balance can be sold in subsequent 90 days periods.

Sun & Surf Inc. does not plan to offer any common stock in a public offering or pursuant to an employee benefit package except for the issuance of annual compensation to its two officers and three directors of 50,000 shares each for a total of 250,000 shares. The company does not feel that this will have any material effect on the market price of the registrant's common equity. The approximate number of holders of common stock for Sun & Surf Inc. is 43 shareholders.

Sun & Surf Inc has not declared and cash dividends on each class of common equity for the last two fiscal years. There are no restrictions that limit the ability to pay dividends on common equity or that are likely to do so in the future.

Legal Proceedings.

Sun & Surf Inc. does not have currently any legal proceedings against the company nor is it involved in any legal proceeding.

Changes in and Disagreements with Accountants.

Sun & Surf Inc. accountant Stewart H. Benjamin CPA P.C. of 27 Shelter Hill Road, Plainview, New York 11803 has been the accountant since the inception of the corporation. The company and accountant have not had any changes or disagreements with the accounting procedures and do not anticipate and changes.

Recent Sales of Unregistered Securities

The company did issue unregistered securities on December 18, 2000 as a spin off of a publicly traded company, J Espo's Inc. pursuant to the requirements of Rule 10b-17 of the General Rules and Regulations of the Securities and Exchange Commission. The corporation is relying on the exemption provided by Section 4(2) to issue the shares of the spinoff since the number of recipients of the spinoff and the circumstances surrounding their relationship with each other and J. Espo's Inc. fell within the basic private offering exemption of Rule 4(2). Exempt from State registration, New York Blue Sky Regulations on Exempted Offerings, Section 80.9, provides that small offerings to a related group, as defined in the regulations are automatically exempted without application.
Section 80.1(j)(3) defines a related group a "(a) group where family or long time business or personal relationship exists between one or more of the promoters and each and every member of the group. Sections 80.1(j)(5) defines a small offering as "(an) offering which seeks to raise no more than $40,000, not including the personal investment of the promoters". The distribution is without cost of any kind to the recipients of the spun-off stock and, accordingly, no sums or other consideration of any kind is being raised. The number of shares issued was 4,710,250 common shares of Sun & Surf Inc. Please see exhibit Ex 2(i) for a shareholder's list to whom the shares were issued.

Pursuant to a resolution adopted by the board of directors on December 1, 2000, the Company issued 250,000 shares of common stock to officers and directors for legal, treasury and directors' services, valued at $.001 per share. The par value of $.001 was determined as the fair market value since the Company had no assets and there was no readily determinable market value or third-party investors when the stock was issued. The corporation has issued shares to its officers and directors for services rendered. Jeffrey R. Esposito, President and Director received 100,000 shares for services rendered. Kenneth C. Dollman, Secretary and Director received 100,000 shares for services rendered. Joel Esposito, Director received 50,000 shares for services rendered. The shares were issued under the basic Private Offering Exception Rule 4(2).

Indemnification of Directors and Officers

The Officers and Directors have a limited liability to the corporation and shareholders, to be liable to only of acts of fraud or intentional misrepresentation of the corporation's performance. The Officers and Directors indemnify themselves from any losses sustained to the shareholders in which they are acting in prudent business practices. The Officers and Directors indemnification is a provision in the Corporation Certificate of Incorporation.

There are no insurance policies for indemnification of directors and officers.

                                Index to Exhibits


Ex-2      Sun & Surf Inc. Spin Off Agreement with Predecessor J Espo's Inc.*

Ex-2(i)   Declaration of Dividend (Spin Off 10.B-17)*

Ex-3.(i)  Articles of Incorporation*

Ex-3(ii)  By Laws of Sun & Surf Inc.*

EX-4      Instruments Defining of Rights of Shareholders*

Ex-10     Material Contracts*


--------------

(1)   Filed with this Amendment

*     Previously filed

                               STEWART H. BENJAMIN
                        CERTIFIED PUBLIC ACCOUNTANT, P.C.
                              27 SHELTER HILL ROAD
                               PLAINVIEW, NY 11803

                            TELEPHONE: (516) 933-9781
                            FACSIMILE: (516) 827-1203



                          INDEPENDENT AUDITOR'S REPORT



To the Board of Directors and Stockholders
Sun & Surf Inc.
East Hampton, New York

I have audited the accompanying balance sheets of Sun & Surf Inc. as of June 6, 2001 and October 31, 2000, and the related statements of income, stockholders' equity, and cash flows for the year ended October 31, 2000 and the period November 1, 2000 to June 6, 2001. These financial statements are the responsibility of the Company's management. My responsibility is to express an opinion on these financial statements based on my audits.

I conducted my audits in accordance with generally accepted auditing standards. Those standards require that I plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatements. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audits provide a reasonable basis for my opinion.

In my opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Sun & Surf Inc. as of June 6, 2001 and October 31, 2000, and the results of its operations and cash flows for the year ended October 31, 2000 and for the period November 1, 2000 to June 6, 2001, in conformity with generally accepted accounting principles.




STEWART H. BENJAMIN
CERTIFIED PUBLIC ACCOUNTANT, P.C.

Plainview, New York
January 7, 2003



                                          SUN & SURF INC.
                                          BALANCE SHEETS


                                             ASSETS
                                             ------

                                                                 June 6,             October 31,
                                                                  2001                  2000
                                                                --------             ----------

Current assets
    Cash                                                         $   767               $   540

Property and equipment, net                                        5,304                  --
                                                                 -------               -------

Total assets                                                     $ 6,071               $   540
                                                                 =======               =======


                                LIABILITIES AND STOCKHOLDERS' EQUITY
                                ------------------------------------

Current liabilities
    Income taxes payable                                         $  --                 $   213
                                                                 -------               -------

Total liabilities                                                   --                     213
                                                                 -------               -------

Stockholders' equity
    Common stock, $.01 par value, 25,000,000 shares
        authorized, 4,710,250 shares issued and outstanding
        at June 6, 2001 and zero at October 31, 2000               4,710                  --
    Additional paid-in capital                                     1,609                  --
    Retained earnings (deficit)                                     (248)                  327
                                                                 -------               -------

Total stockholders' equity                                         6,071                   327
                                                                 -------               -------

Total liabilities and stockholders' equity                       $ 6,071               $   540
                                                                 =======               =======











           The accompanying notes are an integral part of the financial statements.

                                           F-2


                                                        SUN & SURF INC.
                                                   STATEMENTS OF OPERATIONS



                                                             Period From
                                                            Nov. 1, 2000        Year Ended
                                                                 to             October 31,
                                                            June 6, 2001           2000
                                                            -------------       ------------

Revenue
    Commission income                                        $      2,000       $     3,000

Selling and administrative expenses                                 2,575             2,460
                                                              ------------       -----------

Income (loss) before income taxes                                    (575)              540

Income taxes                                                           --               213
                                                              ------------       -----------

Net income (loss)                                            $       (575)      $       327
                                                              ============       ===========


Net income (loss) per common share                           $       (.00)      $       .00
                                                              ============       ===========

Weighted average common shares outstanding                      3,694,737                 0
                                                              ============       ===========













         The accompanying notes are an integral part of the financial statements.

                                         F-3





                                                SUN & SURF INC.
                                 STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY
                                For the Period November 1, 1999 to June 6, 2001




                                                        Common Stock             Additional
                                           -------------------------------         Paid-in           Retained
                                              Shares            Amount             Capital           Earnings
                                           -------------      ------------       ------------      -------------

Balances, November 1, 1999                           --     $          --      $          --     $           --

    Net income                                                                                              327
                                           -------------      ------------       ------------      -------------

Balances, October 31, 2000                           --                --                 --                327

    Common stock acquired as a result
     of spin-off from J. Espo's Inc.          4,710,250             4,710              1,609                 --

    Net loss for the period                                                                                (575)
                                           -------------      ------------       ------------      -------------

Balances, June 6, 2001                        4,710,250     $       4,710      $       1,609     $         (248)
                                           =============      ============       ============      =============










                                 The accompanying notes are an integral part of the financial statements.

                                                                   F-4







                                               SUN & SURF INC.

                                          STATEMENTS OF CASH FLOWS



                                                                 Period From
                                                                 Nov. 1, 2000          Year Ended
                                                                      to              October 31,
                                                                 June 6, 2001             2000
                                                                ---------------      ---------------

CASH FLOWS FROM OPERATING ACTIVITIES
    Net income (loss)                                              $  (575)             $   327
    Adjustments to reconcile net income (loss) to net
         cash provided by operating activities
         Depreciation                                                1,015                 --
         Changes in assets and liabilities
            Increase (decrease) in income taxes payable               (213)                 213
                                                                   -------              -------

    NET CASH PROVIDED BY OPERATING ACTIVITIES                          227                  540
                                                                   -------              -------

CASH FLOWS FROM INVESTING ACTIVITIES
    Purchases of property and equipment                             (6,319)                --
                                                                   -------              -------

    NET CASH USED IN INVESTING ACTIVITIES                           (6,319)                --
                                                                   -------              -------

CASH FLOWS FROM FINANCING ACTIVITIES
    Common stock acquired in spin-off of J. Espo's Inc.              6,319                 --
                                                                   -------              -------

    NET CASH PROVIDED BY FINANCING ACTIVITIES                        6,319                 --
                                                                   -------              -------

NET INCREASE IN CASH                                                   227                  540

CASH - BEGINNING                                                       540                 --
                                                                   -------              -------

CASH - ENDING                                                      $   767              $   540
                                                                   =======              =======











             The accompanying notes are an integral part of the financial statements.

                                               F-5


                                SUN & SURF INC.

                         Notes to Financial Statements


Note 1 - Basis of Presentation

Organization and Nature of Operations
-------------------------------------

Sun & Surf Inc. ("Sun & Surf" or the "Company") is in the business of offering its expertise in marketing, management and distribution of the action sports industry to retailers and wholesalers. The Company also acts as an agent to various manufacturers and wholesalers to sell their products to retailers. The Company was incorporated under the laws of the State of New York on November 30, 2000, and on June 7, 2001 Sun & Surf became an independent, operating company when J. Espo's Inc. ("J. Espo's") spun off its consulting business by means of a distribution of all of the outstanding shares of common stock of Sun & Surf to the shareholders of J. Espo's in a tax-free spin-off. As Sun & Surf was not always part of a legal/operating entity prior to June 7, 2001, carve out financial statements of the consulting business are presented.

Expense Allocation
------------------

The Company has used the proportional cost method of allocating selling and administrative expenses that are included in these financial statements. Management feels this method is reasonable since the specific identification of expenses is not practicable.

Note 2 - Summary of Significant Accounting Policies

Fiscal Year
-----------

The Company has elected October 31 as the end of its fiscal year.

Use of Estimates in the Preparation of Financial Statements
-----------------------------------------------------------

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reporting amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the period. Actual results could differ from those estimates.

Cash and Cash Equivalents
-------------------------

For purposes of reporting cash flows, cash and cash equivalents include checking and money market accounts and any highly liquid debt instruments purchased with a maturity of three months or less.

Property and equipment and depreciation
---------------------------------------

Property and equipment are stated at cost. Depreciation for both financial reporting and income tax purposes is computed using combinations of the straight line and accelerated methods over the estimated lives of the respective assets. Maintenance and repairs are charged to expense when incurred. When property and equipment are retired or otherwise disposed of, the related cost and accumulated

                                SUN & SURF INC.

                         Notes to Financial Statements



depreciation are removed from the respective accounts and any gain or loss is credited or charged to income. Property and equipment consists of furniture and fixtures, with an estimated useful life of 7 years, totaling $6,319. Depreciation expense for the period ended June 6, 2001 amounted to $1,015.

Revenue Recognition
-------------------

The Company's revenue is recognized upon delivery of goods to the customer.

Income Taxes
------------

The Company uses Statement of Financial Accounting Standards No. 109 "Accounting For Income Taxes" (SFAS No. 109) - in reporting deferred income taxes. SFAS No. 109 requires a company to recognize deferred tax liabilities and assets for the expected future income tax consequences of events that have been recognized in the company's financial statements. Under this method, deferred tax assets and liabilities are determined based on temporary differences between the financial carrying amounts and the tax bases of assets and liabilities using the enacted tax rates in effect in the years in which the temporary differences are expected to reverse.

The current income tax expense consists of the following:

                                             Period From            Year Ended
                                             Nov. 1, 2000           October 31,
                                            to June 6, 2001           2000
                                            ---------------         -----------

Federal income tax                           $     --                $    58
New York State franchise tax                       --                    155
                                             ---------               -------
                                             $     --                $   213
                                             =========               =======

Net Income (Loss) Per Common Share
----------------------------------

Net income (loss) per common share is computed by dividing the net income (loss) by the weighted average shares outstanding during the year.

Note 3 - Supplemental Disclosures for Statement of Cash Flows

Schedule of Noncash Investing and Financing Transactions:

The Company acquired a small portion of the net assets of J. Espo's Inc. pursuant to the Spinoff transaction, discussed in Note 1. In conjunction with the Spinoff, assets were acquired and liabilities were assumed as follows:

                                SUN & SURF INC.

                         Notes to Financial Statements



              Fair value of assets acquired                 $  6,319
              Liabilities assumed                              --
                                                            --------
              Common stock acquired                         $  6,319
                                                            ========

Note 4 - Related Party Transactions

The Company does not lease or rent any property. Office services are provided without charge by the president of the Company. Such costs are immaterial to the financial statements and, accordingly, have not been reflected therein.

                               STEWART H. BENJAMIN
                        CERTIFIED PUBLIC ACCOUNTANT, P.C.
                              27 SHELTER HILL ROAD
                               PLAINVIEW, NY 11803

                            TELEPHONE: (516) 933-9781
                            FACSIMILE: (516) 827-1203



                          INDEPENDENT AUDITOR'S REPORT
                          ----------------------------


To the Board of Directors and Stockholders
Sun & Surf Inc.
Southampton, New York

I have audited the accompanying balance sheet of Sun & Surf Inc. as of October 31, 2001, and the related statements of income, stockholders' equity, and cash flows for the period November 30, 2000 (Inception) to October 31, 2001. These financial statements are the responsibility of the Company's management. My responsibility is to express an opinion on these financial statements based on my audit.

I conducted my audit in accordance with generally accepted auditing standards. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatements. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

In my opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Sun & Surf Inc. as of October 31, 2001, and the results of its operations and cash flows for the period November 30, 2000 (Inception) to October 31, 2001, in conformity with generally accepted accounting principles.




/s/  Stewart H. Benjamin
---------------------------------
     Stewart H. Benjamin
     Certified Public Accountant, P.C.

Plainview, New York

January 3, 2002

                                 SUN & SURF INC.
                                  BALANCE SHEET
                                October 31, 2001



                                     ASSETS
                                     ------

Current assets
    Cash                                                                  $1,073
                                                                          ------

Property and equipment, net                                                4,825
                                                                          ------

Total assets                                                              $5,898
                                                                          ======


                      LIABILITIES AND STOCKHOLDERS' EQUITY
                      ------------------------------------

Current liabilities
    Income taxes payable                                                  $  168
                                                                          ------

Stockholders' equity
    Common stock, $.001 par value, 100,000,000 shares
        authorized and 4,960,250 shares issued and outstanding             4,960
    Additional paid-in capital                                               694
    Retained earnings                                                         76
                                                                          ------

Total stockholders' equity                                                 5,730
                                                                          ------

Total liabilities and stockholders' equity                                $5,898
                                                                          ======


                     The accompanying notes are an integral
                        part of the financial statements.

                                 SUN & SURF INC.
                               STATEMENT OF INCOME
        For the Period November 30, 2000 (Inception) to October 31, 2001



Revenue
    Commission income                                                 $    1,089

Selling and administrative expenses                                          845
                                                                      ----------

Income before income taxes                                                   244

Income taxes                                                                 168
                                                                      ----------

Net income                                                            $       76
                                                                      ==========

Net income per common share                                           $      .00
                                                                      ==========

Weighted average common shares outstanding                             2,311,662
                                                                      ==========


                     The accompanying notes are an integral
                        part of the financial statements.



                                        SUN & SURF INC.
                         STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
               For the Period November 30, 2000 (Inception) to October 31, 2001


                                                      Common Stock      Additional
                                                 ---------------------    Paid-in    Retained
                                                   Shares      Amount     Capital    Earnings
                                                 ---------   ---------   ---------   ---------
Balances, November 30, 2000                           --     $    --     $    --     $    --

    Common stock acquired as a result
      of spin-off from J. Espo's Inc.            4,710,250       4,710         694        --

    Common stock issued for services,
      valued at $.001 per share                    250,000         250        --          --

    Net income                                        --          --          --            76
                                                 ---------   ---------   ---------   ---------

Balances, October 31, 2001                       4,960,250   $   4,960   $     694   $      76
                                                 =========   =========   =========   =========


                            The accompanying notes are an integral
                               part of the financial statements.

                                              F-12

                                 SUN & SURF INC.
                             STATEMENT OF CASH FLOWS
        For the Period November 30, 2000 (Inception) to October 31, 2001



CASH FLOWS FROM OPERATING ACTIVITIES
    Net income                                                          $    76
    Adjustments to reconcile net income to net
         cash provided by operating activities
         Depreciation                                                       479
         Common stock issued for services                                   250
         Changes in assets and liabilities
            Increase in income taxes payable                                168
                                                                        -------

              NET CASH PROVIDED BY OPERATING ACTIVITIES                     973
                                                                        -------

CASH FLOWS FROM FINANCING ACTIVITIES
    Common stock acquired in spin-off of J. Espo's Inc.                     100
                                                                        -------

              NET CASH PROVIDED BY INVESTING ACTIVITIES                     100
                                                                        -------

CASH FLOWS FROM FINANCING ACTIVITIES                                       --
                                                                        -------

NET INCREASE IN CASH                                                      1,073

CASH - BEGINNING                                                           --
                                                                        -------

CASH - ENDING                                                           $ 1,073
                                                                        =======

SUPPLEMENTAL SCHEDULE OF NONCASH INVESTING
AND FINANCING ACTIVITIES

The Company acquired a small portion of the net assets of
J. Espo's Inc. pursuant to the Spinoff, discussed in
Note 1. In conjunction with the Spinoff, assets were acquired and liabilities were assumed as follows:

  Fair value of assets acquired                                        $  5,404
  Liabilities assumed                                                      --
                                                                       --------
  Common stock acquired                                                $  5,404
                                                                       ========



                     The accompanying notes are an integral
                        part of the financial statements.

                                 SUN & SURF INC.
                          Notes to Financial Statements


Note 1 - Basis of Presentation

Organization and Nature of Operations
-------------------------------------

The financial statements presented are those of Sun & Surf Inc. ("the Company"). The Company was incorporated under the laws of the State of New York on November 30, 2000. The Company is in the business of offering its expertise in marketing, management and distribution of the action sports industry to retailers and wholesalers. The Company also acts as an agent to various manufacturers and wholesalers to sell their products to retailers. Prior to June 7, 2001, the Company was inactive. On June 7, 2001, the Company acquired the consulting business and some of the net assets of J. Espo's Inc. (J. Espo's), whereby J. Espo's distributed all of the outstanding shares of common stock of the Company as a dividend to J. Espo's stockholders (the "Spinoff"). The distribution resulted in the issuance of one share of the Company's common stock for each share of J. Espo's common stock held of record as of December 18, 2000. The Company and J. Espo's have entered into an agreement with respect to the separation of the companies and to provide mechanisms for an orderly transition following the Spinoff. The Spinoff was accomplished through a distribution agreement which defined the assets that were contributed to the Company.

Post-Spinoff Financial Information
----------------------------------

Financial data included in the accompanying financial statements, for the period subsequent to the Spinoff, have been prepared on a basis that reflects the historical value of the assets and operations of the business that was contributed to the Company by J. Espo's.

Effective with the Spinoff on June 7, 2001, the assets contributed to the Company included cash of $100 and fixed assets of $5,304.

Note 2 - Summary of Significant Accounting Policies

Fiscal Year
-----------

The Company has elected October 31 as the end of its fiscal year.

Use of Estimates in the Preparation of Financial Statements
-----------------------------------------------------------

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reporting amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the period. Actual results could differ from those estimates.

                                 SUN & SURF INC.
                          Notes to Financial Statements


Cash and Cash Equivalents
-------------------------

For purposes of reporting cash flows, cash and cash equivalents include checking and money market accounts and any highly liquid debt instruments purchased with a maturity of three months or less.

Property and equipment and depreciation
---------------------------------------

Property and equipment are stated at cost. Depreciation for both financial reporting and income tax purposes is computed using combinations of the straight line and accelerated methods over the estimated lives of the respective assets. Maintenance and repairs are charged to expense when incurred. When property and equipment are retired or otherwise disposed of, the related cost and accumulated depreciation are removed from the respective accounts and any gain or loss is credited or charged to income. Property and equipment consists of furniture and fixtures totaling $6,319. Depreciation expense for the period ended October 31, 2001 amounted to $479.

Revenue Recognition
-------------------

The Company's revenue is recognized upon delivery of goods to the customer.

Income Taxes
------------

The Company uses Statement of Financial Accounting Standards No. 109 "Accounting For Income Taxes" (SFAS No. 109) - in reporting deferred income taxes. SFAS No. 109 requires a company to recognize deferred tax liabilities and assets for the expected future income tax consequences of events that have been recognized in the company's financial statements. Under this method, deferred tax assets and liabilities are determined based on temporary differences between the financial carrying amounts and the tax bases of assets and liabilities using the enacted tax rates in effect in the years in which the temporary differences are expected to reverse. The current income tax expense of $168 consists of federal tax of $13 and New York State Franchise tax of $155.

Net Income Per Common Share
---------------------------

Net income per common share is computed by dividing the net income by the weighted average shares outstanding during the year.

Note 3 - Common Stock Transactions

The distribution of common stock from J. Espo's resulted in the issuance of one share of the Company's common stock for each share of J. Espo's common stock held of record as of December 18, 2000, amounting to 4,710,250 shares. Pursuant to a resolution adopted by the board of directors on December 7, 2000, the Company issued 250,000 shares of common stock to officers and directors for services, valued at $.001 per share.

Dividends may be paid on outstanding shares as declared by the Board of Directors. Each share of common stock is entitled to one vote.

                                 SUN & SURF INC.
                          Notes to Financial Statements


Note 4 - Related Party Transactions

The Company does not lease or rent any property. Office services are provided without charge by the president of the Company. Such costs are immaterial to the financial statements and, accordingly, have not been reflected therein.

                               STEWART H. BENJAMIN
                        CERTIFIED PUBLIC ACCOUNTANT, P.C.
                              27 SHELTER HILL ROAD
                               PLAINVIEW, NY 11803

                            TELEPHONE: (516) 933-9781
                            FACSIMILE: (516) 827-1203



                        INDEPENDENT ACCOUNTANT'S REPORT
                        -------------------------------


To the Board of Directors and Stockholders
Sun & Surf Inc.
East Hampton, New York

I have reviewed the accompanying balance sheet of Sun & Surf Inc. as of January 31, 2002, and the related statements of income, stockholders' equity and cash flows, for the three months then ended. These financial statements are the responsibility of the company's management.

I conducted my review in accordance with standards established by the American Institute of Certified Public Accountants. a review of interim financial information consists principally of applying analytical procedures to financial data and making inquiries of persons responsible for financial and accounting matters. It is substantially less in scope than an audit conducted in accordance with generally accepted auditing standards, the objective of which is the expression of an pinion regarding the financial statements taken as a whole. Accordingly, I do not express such an opinion.

Based on my review, I am not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in conformity with generally accepted accounting principles.



/s/  STEWART H. BENJAMIN
----------------------------------
     STEWART H. BENJAMIN
     CERTIFIED PUBLIC ACCOUNTANT, P.C.


Plainview, New York

March 6, 2002



                                      SUN & SURF INC.
                                      BALANCE SHEETS


                                          ASSETS
                                          ------
                                                              January 31,     October 31,
                                                                  2002            2001
                                                              (Unaudited)      (Audited)
                                                                 ------          ------
Current assets
    Cash                                                         $2,800          $1,073
                                                                 ------          ------
Property and equipment, net                                       4,480           4,825
                                                                 ------          ------
Total assets                                                     $7,280          $5,898
                                                                 ======          ======


                           LIABILITIES AND STOCKHOLDERS' EQUITY
                           ------------------------------------

Current liabilities
    Income taxes payable                                         $ --            $  168
                                                                 ------          ------
Stockholders' equity
    Common stock, $.001 par value, 100,000,000 shares
        authorized and 4,960,250 shares issued and outstanding    4,960           4,960
    Additional paid-in capital                                      694             694
    Retained earnings                                             1,626              76
                                                                 ------          ------
Total stockholders' equity                                        7,280           5,730
                                                                 ------          ------
Total liabilities and stockholders' equity                       $7,280          $5,898
                                                                 ======          ======


                  See accompanying notes and accountant's review report.

                                           F-18

                                 SUN & SURF INC.
                               STATEMENT OF INCOME
                   For the Three Months Ended January 31, 2002



Revenue
    Commission income                                                 $    1,969

Selling and administrative expenses                                          419
                                                                      ----------
Net income                                                            $    1,550
                                                                      ==========
Net income per common share                                           $      .00
                                                                      ==========
Weighted average common shares outstanding                             4,960,250
                                                                      ==========


             See accompanying notes and accountant's review report.



                                    SUN & SURF INC.
                     STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
           For the Period November 30, 2000 (Inception) to January 31, 2002




                                             Common Stock       Additional
                                        ---------------------    Paid-in    Retained
                                          Shares      Amount     Capital    Earnings
                                        ---------   ---------   ---------   ---------

Balances, November 30, 2000                  --     $    --     $    --     $    --

    Common stock acquired as a result
      of spin-off from J. Espo's Inc.   4,710,250       4,710         694        --

    Common stock issued for services,
      valued at $.001 per share           250,000         250        --          --

    Net income                               --          --          --            76
                                        ---------   ---------   ---------   ---------
Balances, October 31, 2001              4,960,250       4,960         694          76

    Net income for the period                --          --           --        1,550
                                        ---------   ---------   ---------   ---------
Balances, January 31, 2002              4,960,250   $   4,960   $     694   $   1,626
                                        =========   =========   =========   =========


                See accompanying notes and accountant's review report.

                                          F-20

                                 SUN & SURF INC.
                             STATEMENT OF CASH FLOWS
                   For the Three Months Ended January 31, 2002



CASH FLOWS FROM OPERATING ACTIVITIES
    Net income                                                          $ 1,550
    Adjustments to reconcile net income to net
         cash provided by operating activities
         Depreciation                                                       345
         Changes in assets and liabilities
            Decrease in income taxes payable                               (168)
                                                                        -------
              NET CASH PROVIDED BY OPERATING ACTIVITIES                   1,727
                                                                        -------
CASH FLOWS FROM INVESTING ACTIVITIES                                       --
                                                                        -------
CASH FLOWS FROM FINANCING ACTIVITIES                                       --
                                                                        -------
NET INCREASE IN CASH                                                      1,727

CASH - BEGINNING                                                          1,073
                                                                        -------
CASH - ENDING                                                           $ 2,800
                                                                        =======


SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION
 Cash paid during the period for:
         Interest                                                       $  --
                                                                        =======
         Income taxes                                                   $    13
                                                                        =======


             See accompanying notes and accountant's review report.

                                 SUN & SURF INC.
                                   FORM 10QSB
                         QUARTER ENDED JANUARY 31, 2002
                          Notes to Financial Statements
                                   (Unaudited)



Note 1 - Condensed Financial Statements

Basis of Presentation
----------------------

The accompanying interim unaudited financial statements include the accounts of Sun & Surf Inc., which is hereafter referred to as (the "Company").

These financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America for interim financial information and with the instructions to Form 10-QSB of Regulation S-B. Accordingly, they do not include all of the information and footnotes required by accounting principles generally accepted in the United States of America for complete financial statements. In the opinion of management, such interim statements reflect all adjustments (consisting of normal recurring accruals) necessary to present fairly the financial position and the results of operations and cash flows for the interim period presented. The results of operations for the interim period are not necessarily indicative of the results to be expected for the year ending October 31, 2002. These financial statements should be read in conjunction with the audited financial statements and footnotes included in the Company's report on Form 10-SB for the period November 30, 2000 (Inception) to October 31, 2001.

Note 2 - Net Income Per Common Share

Net income per common share is computed by dividing the net income by the weighted average shares outstanding during the period.

                               STEWART H. BENJAMIN
                        CERTIFIED PUBLIC ACCOUNTANT, P.C.
                              27 SHELTER HILL ROAD
                               PLAINVIEW, NY 11803

                            TELEPHONE: (516) 933-9781
                            FACSIMILE: (516) 827-1203



                         INDEPENDENT ACCOUNTANT'S REPORT
                         -------------------------------


To the Board of Directors and Stockholders
Sun & Surf Inc.
Southampton, New York

I have reviewed the accompanying balance sheet of Sun & Surf Inc. as of April 30, 2002, and the related statements of income, stockholders' equity and cash flows, for the six months then ended. These financial statements are the responsibility of the company's management.

I conducted my review in accordance with standards established by the American Institute of Certified Public Accountants. A review of interim financial information consists principally of applying analytical procedures to financial data and making inquiries of persons responsible for financial and accounting matters. It is substantially less in scope than an audit conducted in accordance with generally accepted auditing standards, the objective of which is the expression of an opinion regarding the financial statements taken as a whole. Accordingly, I do not express such an opinion.

Based on my review, I am not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in conformity with generally accepted accounting principles.




/s/  STEWART H. BENJAMIN
----------------------------------
     STEWART H. BENJAMIN
     CERTIFIED PUBLIC ACCOUNTANT, P.C.

Plainview, New York

June 11, 2002



                                      SUN & SURF INC.
                                      BALANCE SHEETS


                                          ASSETS
                                          ------
                                                               April 30,     October 31,
                                                                  2002           2001
                                                              (Unaudited)     (Audited)
                                                                 ------        ------
Current assets
    Cash                                                         $2,271        $1,073
                                                                 ------        ------

Property and equipment, net                                       4,136         4,825
                                                                 ------        ------

Total assets                                                     $6,407        $5,898
                                                                 ======        ======


                           LIABILITIES AND STOCKHOLDERS' EQUITY
                           ------------------------------------
Current liabilities
    Income taxes payable                                         $ --          $  168
                                                                 ------        ------

Stockholders' equity
    Common stock, $.001 par value, 100,000,000 shares
        authorized and 4,960,250 shares issued and outstanding    4,960         4,960
    Additional paid-in capital                                      694           694
    Retained earnings                                               753            76
                                                                 ------        ------

Total stockholders' equity                                        6,407         5,730
                                                                 ------        ------

Total liabilities and stockholders' equity                       $6,407        $5,898
                                                                 ======        ======


                  See accompanying notes and accountant's review report.

                                             F-24

                                 SUN & SURF INC.
                               STATEMENT OF INCOME
                     For the Six Months Ended April 30, 2002



Revenue
    Commission income                                                 $    1,969

Selling and administrative expenses                                        1,292
                                                                      ----------

Net income                                                            $      677
                                                                      ==========

Net income per common share                                           $      .00
                                                                      ==========

Weighted average common shares outstanding                             4,960,250
                                                                      ==========


             See accompanying notes and accountant's review report.



                                   SUN & SURF INC.
                    STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
           For the Period November 30, 2000 (Inception) to April 30, 2002



                                            Common Stock       Additional
                                        ---------------------    Paid-in    Retained
                                         Shares      Amount      Capital    Earnings
                                        ---------   ---------   ---------   ---------

Balances, November 30, 2000                  --     $    --     $    --     $    --

    Common stock acquired as a result
      of spin-off from J. Espo's Inc.   4,710,250       4,710         694        --

    Common stock issued for services,
      valued at $.001 per share           250,000         250        --          --

    Net income                               --          --          --            76
                                        ---------   ---------   ---------   ---------

Balances, October 31, 2001              4,960,250       4,960         694          76

    Net income for the period                --          --          --           677
                                        ---------   ---------   ---------   ---------

Balances, April 30, 2002                4,960,250   $   4,960   $     694   $     753
                                        =========   =========   =========   =========


               See accompanying notes and accountant's review report.

                                          F-26

                                 SUN & SURF INC.
                             STATEMENT OF CASH FLOWS
                     For the Six Months Ended April 30, 2002



CASH FLOWS FROM OPERATING ACTIVITIES
    Net income                                                          $   677
    Adjustments to reconcile net income to net
         cash provided by operating activities
         Depreciation                                                       689
         Changes in assets and liabilities
            Decrease in income taxes payable                               (168)
                                                                        -------

              NET CASH PROVIDED BY OPERATING ACTIVITIES                   1,198
                                                                        -------

CASH FLOWS FROM INVESTING ACTIVITIES                                       --
                                                                        -------

CASH FLOWS FROM FINANCING ACTIVITIES                                       --
                                                                        -------

NET INCREASE IN CASH                                                      1,198

CASH - BEGINNING                                                          1,073
                                                                        -------

CASH - ENDING                                                           $ 2,271
                                                                        =======



SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION
    Cash paid during the period for:
         Interest                                                       $  --
                                                                        =======
         Income taxes                                                   $    13
                                                                        =======


             See accompanying notes and accountant's review report.

                                 SUN & SURF INC.
                                   FORM 10QSB
                          QUARTER ENDED APRIL 30, 2002
                          Notes to Financial Statements
                                   (Unaudited)



Note 1 - Condensed Financial Statements

Basis of Presentation
---------------------

The accompanying interim unaudited financial statements include the accounts of Sun & Surf Inc., which is hereafter referred to as (the "Company").

These financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America for interim financial information and with the instructions to Form 10-QSB of Regulation S-B. Accordingly, they do not include all of the information and footnotes required by accounting principles generally accepted in the United States of America for complete financial statements. In the opinion of management, such interim statements reflect all adjustments (consisting of normal recurring accruals) necessary to present fairly the financial position and the results of operations and cash flows for the interim period presented. The results of operations for the interim period are not necessarily indicative of the results to be expected for the year ending October 31, 2002. These financial statements should be read in conjunction with the audited financial statements and footnotes included in the Company's report on Form 10-SB for the period November 30, 2000 (Inception) to October 31, 2001.

Note 2 - Net Income Per Common Share

Net income per common share is computed by dividing the net income by the weighted average shares outstanding during the period.

                               STEWART H. BENJAMIN
                        CERTIFIED PUBLIC ACCOUNTANT, P.C.
                              27 SHELTER HILL ROAD
                               PLAINVIEW, NY 11803

                            TELEPHONE: (516) 933-9781
                            FACSIMILE: (516) 827-1203



                         INDEPENDENT ACCOUNTANT'S REPORT
                         -------------------------------


To the Board of Directors and Stockholders
Sun & Surf Inc.
Southampton, New York

I have reviewed the accompanying balance sheet of Sun & Surf Inc. as of July 31, 2002, and the related statements of operations, stockholders' equity and cash flows, for the nine months ended July 31, 2002 and 2001. These financial statements are the responsibility of the company's management.

I conducted my reviews in accordance with standards established by the American Institute of Certified Public Accountants. A review of interim financial information consists principally of applying analytical procedures to financial data and making inquiries of persons responsible for financial and accounting matters. It is substantially less in scope than an audit conducted in accordance with generally accepted auditing standards, the objective of which is the expression of an opinion regarding the financial statements taken as a whole. Accordingly, I do not express such an opinion.

Based on my reviews, I am not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in conformity with generally accepted accounting principles.




/s/  STEWART H. BENJAMIN
----------------------------------
     STEWART H. BENJAMIN
     CERTIFIED PUBLIC ACCOUNTANT, P.C.


Plainview, New York

September 10, 2002



                                      SUN & SURF INC.
                                      BALANCE SHEETS


                                          ASSETS
                                          ------

                                                                 July 31,     October 31,
                                                                  2002           2001
                                                               (Unaudited)     (Audited)
                                                                 -------        -------
Current assets
    Cash                                                         $ 7,246        $ 1,073
                                                                 -------        -------
Property and equipment, net                                        3,791          4,825
                                                                 -------        -------
Total assets                                                     $11,037        $ 5,898
                                                                 =======        =======


                           LIABILITIES AND STOCKHOLDERS' EQUITY
                           ------------------------------------

Current liabilities
    Due to officer/stockholder                                   $ 2,500        $  --
    Accounts payable                                               2,000           --
    Income taxes payable                                            --              168
                                                                 -------        -------
Total liabilities                                                  4,500            168
                                                                 -------        -------
Stockholders' equity
    Common stock, $.001 par value, 100,000,000 shares
        authorized and 4,960,250 shares issued and outstanding     4,960          4,960
    Additional paid-in capital                                       694            694
    Retained earnings                                                883             76
                                                                 -------        -------
Total stockholders' equity                                         6,537          5,730
                                                                 -------        -------
Total liabilities and stockholders' equity                       $11,037        $ 5,898
                                                                 =======        =======


                  See accompanying notes and accountant's review report.

                                          F-30

                                 SUN & SURF INC.
                            STATEMENTS OF OPERATIONS


                                                        Nine           Nine
                                                    Months Ended    Months Ended
                                                      July 31,        July 31,
                                                       2002            2001
                                                    -----------     -----------

Revenue
    Commission income                               $     3,744     $      --

Selling and administrative expenses                       2,937             281
                                                    -----------     -----------

Net income (loss)                                   $       807     $      (281)
                                                    ===========     ===========

Net income (loss) per common share                  $       .00     $      (.00)
                                                    ===========     ===========

Weighted average common shares outstanding            4,960,250       4,960,250
                                                    ===========     ===========


             See accompanying notes and accountant's review report.



                                      SUN & SURF INC.
                       STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
               For the Period November 30, 2000 (Inception) to July 31, 2002



                                             Common Stock         Additional
                                        -----------------------     Paid-in     Retained
                                          Shares       Amount       Capital     Earnings
                                        ----------   ----------   ----------   ----------
Balances, November 30, 2000                   --     $     --     $     --     $     --

    Common stock acquired as a result
      of spin-off from J. Espo's Inc.    4,710,250        4,710          694         --

    Common stock issued for services,
      valued at $.001 per share            250,000          250         --           --

    Net income                                --           --           --             76
                                        ----------   ----------   ----------   ----------

Balances, October 31, 2001               4,960,250        4,960          694           76

    Net income for the period                 --           --           --            807
                                        ----------   ----------   ----------   ----------

Balances, July 31, 2002                  4,960,250   $    4,960   $      694   $      883
                                        ==========   ==========   ==========   ==========


                  See accompanying notes and accountant's review report.

                                           F-32



                                   SUN & SURF INC.
                              STATEMENTS OF CASH FLOWS



                                                              Nine            Nine
                                                          Months Ended     Months Ended
                                                             July 31,       July 31,
                                                              2002            2001
                                                             -------         -------
CASH FLOWS FROM OPERATING ACTIVITIES
    Net income (loss)                                        $   807         $  (281)
    Adjustments to reconcile net income to net
         cash provided by operating activities
         Depreciation                                          1,034             192
         Changes in assets and liabilities
            Increase in accounts payable                       2,000            --
            Decrease in income taxes payable                    (168)           --
                                                             -------         -------

    NET CASH PROVIDED BY (USED IN) OPERATING ACTIVITIES        3,673             (89)
                                                             -------         -------

CASH FLOWS FROM INVESTING ACTIVITIES
    Cash acquired in spinoff of J. Espo's Inc.                  --               100
                                                             -------         -------

    NET CASH PROVIDED BY INVESTING ACTIVITIES                   --               100
                                                             -------         -------

CASH FLOWS FROM FINANCING ACTIVITIES
    Loans from officer/stockholder                             2,500            --
                                                             -------         -------

    NET CASH PROVIDED BY FINANCING ACTIVITIES                  2,500            --
                                                             -------         -------

NET INCREASE IN CASH                                           6,173              11

CASH - BEGINNING                                               1,073            --
                                                             -------         -------

CASH - ENDING                                                $ 7,246         $    11
                                                             =======         =======



SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION
Cash paid during the period for:
         Interest                                            $  --           $  --
                                                             =======         =======
         Income taxes                                        $    13         $  --
                                                             =======         =======


               See accompanying notes and accountant's review report.

                                       F-33

                                 SUN & SURF INC.
                                   FORM 10QSB
                           QUARTER ENDED JULY 31, 2002
                          Notes to Financial Statements
                                   (Unaudited)




Note 1 - Condensed Financial Statements

Basis of Presentation
---------------------

The accompanying interim unaudited financial statements include the accounts of Sun & Surf Inc., which is hereafter referred to as (the "Company").

These financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America for interim financial information and with the instructions to Form 10-QSB of Regulation S-B. Accordingly, they do not include all of the information and footnotes required by accounting principles generally accepted in the United States of America for complete financial statements. In the opinion of management, such interim statements reflect all adjustments (consisting of normal recurring accruals) necessary to present fairly the financial position and the results of operations and cash flows for the interim period presented. The results of operations for the interim period are not necessarily indicative of the results to be expected for the year ending October 31, 2002. These financial statements should be read in conjunction with the audited financial statements and footnotes included in the Company's report on Form 10-SB for the period November 30, 2000 (Inception) to October 31, 2001.

 Note 2 - Net Income Per Common Share

Net income per common share is computed by dividing the net income by the weighted average shares outstanding during the period.

Note 3 - Related Party Transactions

The Company was indebted to an officer/stockholder in the amount of $2,500 as of July 31, 2002. There were no specific repayment terms on the amount due to an officer/stockholder.

                               STEWART H. BENJAMIN
                        CERTIFIED PUBLIC ACCOUNTANT, P.C.
                              27 SHELTER HILL ROAD
                               PLAINVIEW, NY 11803

                            TELEPHONE: (516) 933-9781
                            FACSIMILE: (516) 827-1203



                          INDEPENDENT AUDITOR'S REPORT
                          ----------------------------


To the Board of Directors and Stockholders
Sun & Surf Inc.
East Hampton, New York

I have audited the accompanying balance sheet of Sun & Surf Inc. as of October 31, 2002 and 2001, and the related statements of operations, stockholders' equity, and cash flows for the year ended October 31, 2002 and the period November 30, 2000 (Inception) to October 31, 2001. These financial statements are the responsibility of the Company's management. My responsibility is to express an opinion on these financial statements based on my audits.

I conducted my audits in accordance with generally accepted auditing standards. Those standards require that I plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatements. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audits provide a reasonable basis for my opinion.

In my opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Sun & Surf Inc. as of October 31, 2002 and 2001, and the results of its operations and cash flows for the year ended October 31, 2002 and the period November 30, 2000 (Inception) to October 31, 2001, in conformity with generally accepted accounting principles.





/s/  STEWART H. BENJAMIN
----------------------------------
     STEWART H. BENJAMIN
     CERTIFIED PUBLIC ACCOUNTANT, P.C.

Plainview, New York

December 30, 2002

                                  SUN & SURF INC.
                                  BALANCE SHEETS
                             October 31, 2002 and 2001


                                      ASSETS
                                      ------

                                                                   2002       2001
                                                                 -------    -------
Current assets
    Cash                                                         $ 4,206    $ 1,073
                                                                 -------    -------

Property and equipment, net                                        3,447      4,825
                                                                 -------    -------

Total assets                                                     $ 7,653    $ 5,898
                                                                 =======    =======


                       LIABILITIES AND STOCKHOLDERS' EQUITY
                       ------------------------------------
Current liabilities
    Accounts payable                                             $ 2,000    $  --
    Income taxes payable                                             155        168
                                                                 -------    -------

Total current liabilities                                          2,155        168
                                                                 -------    -------

Stockholders' equity
    Common stock, $.001 par value, 100,000,000 shares
        authorized and 4,960,250 shares issued and outstanding     4,960      4,960
    Additional paid-in capital                                       694        694
    Retained earnings (deficit)                                     (156)        76
                                                                 -------    -------

Total stockholders' equity                                         5,498      5,730
                                                                 -------    -------

Total liabilities and stockholders' equity                       $ 7,653    $ 5,898
                                                                 =======    =======


     The accompanying notes are an integral part of the financial statements.

                                       F-36

                                 SUN & SURF INC.
                            STATEMENTS OF OPERATIONS


                                                                  Nov. 30, 2000
                                                  Year Ended     (Inception) to
                                                  October 31,      October 31,
                                                      2002             2001
                                                  -----------      -----------

Revenue
    Commission income                             $     3,744      $     1,089

Selling and administrative expenses                     3,821              845
                                                  -----------      -----------

Income (loss) before income taxes                         (77)             244

Income taxes                                              155              168
                                                  -----------      -----------

Net income (loss)                                 $      (232)     $        76
                                                  ===========      ===========

Net income (loss) per common share                $      (.00)     $       .00
                                                  ===========      ===========

Weighted average common shares outstanding          4,960,250        2,311,662
                                                  ===========      ===========


    The accompanying notes are an integral part of the financial statements.



                                      SUN & SURF INC.
                       STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
             For the Period November 30, 2000 (Inception) to October 31, 2002



                                              Common Stock         Additional
                                        ------------------------     Paid-in     Retained
                                          Shares        Amount       Capital     Earnings
                                        ----------    ----------   ----------   ----------

Balances, November 30, 2000                   --      $     --     $     --     $     --

    Common stock acquired as a result
      of spin-off from J. Espo's Inc.    4,710,250         4,710          694         --

    Common stock issued for services,
      valued at $.001 per share            250,000           250         --           --

    Net income                                                                          76
                                        ----------    ----------   ----------   ----------

Balances, October 31, 2001               4,960,250         4,960          694           76

    Net loss                                                                          (232)
                                        ----------    ----------   ----------   ----------

Balances, October 31, 2002               4,960,250    $    4,960   $      694   $     (156)
                                        ==========    ==========   ==========   ==========


         The accompanying notes are an integral part of the financial statements.

                                          F-38


                                     SUN & SURF INC.
                                STATEMENTS OF CASH FLOWS



                                                                           Nov. 30, 2000
                                                          Year Ended      (Inception) to
                                                          October 31,       October 31,
                                                             2002              2001
                                                          -----------       -----------

CASH FLOWS FROM OPERATING ACTIVITIES
    Net income (loss)                                     $      (232)      $        76
    Adjustments to reconcile net income (loss) to net
         cash provided by operating activities
         Depreciation                                           1,378               479
         Common stock issued for services                        --                 250
         Changes in assets and liabilities
            Increase in accounts payable                        2,000              --
            Increase (Decrease) in income taxes payable           (13)              168
                                                          -----------       -----------

    NET CASH PROVIDED BY OPERATING ACTIVITIES                   3,133               973
                                                          -----------       -----------

CASH FLOWS FROM INVESTING ACTIVITIES
    Cash acquired in spinoff of J. Espo's Inc.                   --                 100
                                                          -----------       -----------

    NET CASH PROVIDED BY INVESTING ACTIVITIES                    --                 100
                                                          -----------       -----------

CASH FLOWS FROM FINANCING ACTIVITIES
    Proceeds from officer's loans                               2,500              --
    Repayments of loans from officer                           (2,500)             --
                                                          -----------       -----------

    NET CASH PROVIDED BY FINANCING ACTIVITIES                    --                --
                                                          -----------       -----------

NET INCREASE IN CASH                                            3,133             1,073

CASH - BEGINNING                                                1,073              --
                                                          -----------       -----------

CASH - ENDING                                             $     4,206       $     1,073
                                                          ===========       ===========


        The accompanying notes are an integral part of the financial statements.

                                          F-39

                                 SUN & SURF INC.
                          Notes to Financial Statements


Note 1 - Basis of Presentation

Organization and Nature of Operations
-------------------------------------

The financial statements presented are those of Sun & Surf Inc. ("the Company"). The Company was incorporated under the laws of the State of New York on November 30, 2000. The Company is in the business of offering its expertise in marketing, management and distribution of the action sports industry to retailers and wholesalers. The Company also acts as an agent to various manufacturers and wholesalers to sell their products to retailers. Prior to June 7, 2001, the Company was inactive. On June 7, 2001, the Company acquired the consulting business and some of the net assets of J. Espo's Inc. (J. Espo's), whereby J. Espo's distributed all of the outstanding shares of common stock of the Company as a dividend to J. Espo's stockholders (the "Spinoff"). The distribution resulted in the issuance of one share of the Company's common stock for each share of J. Espo's common stock held of record as of December 18, 2000. The Company and J. Espo's have entered into an agreement with respect to the separation of the companies and to provide mechanisms for an orderly transition following the Spinoff. The Spinoff was accomplished through a distribution agreement which defined the assets that were contributed to the Company.

Post-Spinoff Financial Information
----------------------------------

Financial data included in the accompanying financial statements, for the period subsequent to the Spinoff, have been prepared on a basis that reflects the historical value of the assets and operations of the business that was contributed to the Company by J. Espo's.

Effective with the Spinoff on June 7, 2001, the assets contributed to the Company included cash of $100 and fixed assets of $5,304.

Note 2 - Summary of Significant Accounting Policies

Fiscal Year
-----------

The Company has elected October 31 as the end of its fiscal year.

Use of Estimates in the Preparation of Financial Statements
-----------------------------------------------------------
The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reporting amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the period. Actual results could differ from those estimates.

                                 SUN & SURF INC.
                          Notes to Financial Statements


Cash and Cash Equivalents
-------------------------

For purposes of reporting cash flows, cash and cash equivalents include checking and money market accounts and any highly liquid debt instruments purchased with a maturity of three months or less.

Property and equipment and depreciation
---------------------------------------

Property and equipment are stated at cost. Depreciation for both financial reporting and income tax purposes is computed using combinations of the straight line and accelerated methods over the estimated lives of the respective assets. Maintenance and repairs are charged to expense when incurred. When property and equipment are retired or otherwise disposed of, the related cost and accumulated depreciation are removed from the respective accounts and any gain or loss is credited or charged to income. Property and equipment consists of furniture and fixtures totaling $6,319. Depreciation expense amounted to $1,378 and $479 for the year ended October 31, 2002 and period ended October 31, 2001, respectively.

Revenue Recognition
-------------------

The Company's revenue is recognized upon delivery of goods to the customer.

Income Taxes
------------

The Company uses Statement of Financial Accounting Standards No. 109 "Accounting For Income Taxes" (SFAS No. 109) - in reporting deferred income taxes. SFAS No. 109 requires a company to recognize deferred tax liabilities and assets for the expected future income tax consequences of events that have been recognized in the company's financial statements. Under this method, deferred tax assets and liabilities are determined based on temporary differences between the financial carrying amounts and the tax bases of assets and liabilities using the enacted tax rates in effect in the years in which the temporary differences are expected to reverse.

Net Income (Loss) Per Common Share
----------------------------------

Net income (loss) per common share is computed by dividing the net income (loss) by the weighted average shares outstanding during the year.

Note 3 - Common Stock Transactions

The distribution of common stock from J. Espo's resulted in the issuance of one share of the Company's common stock for each share of J. Espo's common stock held of record as of December 18, 2000, amounting to 4,710,250 shares. Pursuant to a resolution adopted by the board of directors on December 7, 2000, the Company issued 250,000 shares of common stock to officers and directors for services, valued at $.001 per share.

Dividends may be paid on outstanding shares as declared by the Board of Directors. Each share of common stock is entitled to one vote.



                                   SUN & SURF INC.
                            Notes to Financial Statements


Note 4 - Income Taxes

The components of income tax expense charged to operations were:

                                                                      Nov. 30, 2000
                                                     Year Ended      (Inception) to
                                                     October 31,       October 31,
                                                       2002              2001
                                                      -------           -------

              Federal income tax                      $  --             $    13
              New York State Franchise tax                155               155
                                                      -------           -------
                                                      $   155           $   168
                                                      =======           =======

Note 5 - Supplemental Disclosures for Statement of Cash Flows

                                                                      Nov. 30, 2000
                                                     Year Ended      (Inception) to
                                                     October 31,       October 31,
                                                       2002              2001
                                                      -------           -------

Cash paid for:
     Interest                                         $  --             $  --
                                                      =======           =======
     Income taxes                                     $   168           $  --
                                                      =======           =======

Schedule of Noncash Investing and Financing Transactions:

     The Company acquired a small portion of the net assets of J. Espo's Inc.
     pursuant to the Spinoff, discussed in Note 1. In conjunction with the Spinoff, assets were acquired and liabilities were assumed as follows:

              Fair value of assets acquired           $ 5,404
              Liabilities assumed                         --
                                                      -------
              Common stock acquired                   $ 5,404
                                                      =======

Note 6 - Related Party Transactions

The Company does not lease or rent any property. Office services are provided without charge by the president of the Company. Such costs are immaterial to the financial statements and, accordingly, have not been reflected therein.

                                       F-42

Warning Statement - J. Espo's Inc. is the predecessor of the registrant and Investors are not acquiring any ownership interest in J. Espo's Inc.



                               STEWART H. BENJAMIN
                        CERTIFIED PUBLIC ACCOUNTANT, P.C.
                              27 SHELTER HILL ROAD
                               PLAINVIEW, NY 11803

                            TELEPHONE: (516) 933-9781
                            FACSIMILE: (516) 827-1203



                          INDEPENDENT AUDITOR'S REPORT
                          ----------------------------



To the Board of Directors and Stockholders
J. Espo's Inc.
East Hampton, New York

I have audited the accompanying balance sheets of J. Espo's Inc. as of June 6, 2001 and October 31, 2000, and the related statements of operations, stockholders' equity, and cash flows for the period November 1, 2000 to June 6, 2001 and for the year ended October 31, 2000. These financial statements are the responsibility of the Company's management. My responsibility is to express an opinion on these financial statements based on my audits.

I conducted my audits in accordance with generally accepted auditing standards. Those standards require that I plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatements. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audits provide a reasonable basis for my opinion.

In my opinion, the financial statements referred to above present fairly, in all material respects, the financial position of J. Espo's Inc. as of June 6, 2001 and October 31, 2000, and the results of its operations and cash flows for the period November 1, 2000 to June 6, 2001 and for the year ended October 31, 2000, in conformity with generally accepted accounting principles.



Stewart H. Benjamin
Certified Public Accountant, P.C.

Plainview, New York

February 26, 2002

Warning Statement - J. Espo's Inc. is the predecessor of the registrant and Investors are not acquiring any ownership interest in J. Espo's Inc.



                                 J. ESPO'S INC.
                                 BALANCE SHEETS


                                     ASSETS
                                     ------


                                                           June 6,   October 31,
                                                            2001        2000
                                                           --------  -----------
Current assets
    Cash                                                   $ 15,704   $145,711
    Accounts receivable                                        --        2,076
    Inventory                                               342,192    253,840
    Prepaid expenses                                          5,447      3,050
                                                           --------   --------

Total current assets                                        363,343    404,677
                                                           --------   --------

Property and equipment, net                                  39,945     46,982
                                                           --------   --------

Other assets
    Deferred income taxes                                     2,993      2,993
                                                           --------   --------

Total assets                                               $406,281   $454,652
                                                           ========   ========


                      LIABILITIES AND STOCKHOLDERS' EQUITY
                      ------------------------------------

Current liabilities
    Accounts payable                                       $   --     $ 10,928
    Note payable                                             33,969       --
    Due to officer/stockholder                               28,742     27,610
    Current portion of long-term debt                         5,174      4,869
    Accrued expenses                                           --       11,201
    Payroll taxes payable                                       341        610
    Sales tax payable                                         1,049      1,175
    Income taxes payable                                       --        4,598
                                                           --------   --------

Total current liabilities                                    69,275     60,991
                                                           --------   --------

Long-term liabilities
    Long-term debt, net of current portion                    6,164      9,666
                                                           --------   --------

Stockholders' equity
    Common stock, $.01 par value,
        authorized - 25,000,000 shares,
        issued and outstanding - 4,710,250 shares            47,103     47,103
    Additional paid-in capital                              263,456    263,456
    Retained earnings                                        20,283     73,436
                                                           --------   --------

Total stockholders' equity                                  330,842    383,995
                                                           --------   --------

Total liabilities and stockholders' equity                 $406,281   $454,652
                                                           ========   ========



    The accompanying notes are an integral part of the financial statements.

Warning Statement - J. Espo's Inc. is the predecessor of the registrant and Investors are not acquiring any ownership interest in J. Espo's Inc.



                                 J. ESPO'S INC.
                            STATEMENTS OF OPERATIONS



                                                    Period From
                                                    Nov. 1, 2000     Year Ended
                                                     to June 6,      October 31,
                                                        2001            2000
                                                    -----------     -----------

Sales                                               $   303,110     $   591,564

Cost of goods sold                                      211,129         362,759
                                                    -----------     -----------

Gross profit                                             91,981         228,805

Selling and administrative expenses                     145,239         212,022
                                                    -----------     -----------

Income (loss) from operations                           (53,258)         16,783
                                                    -----------     -----------

Other income (expense)
    Interest income                                       1,597           2,094
    Interest expense                                     (1,492)         (4,478)
                                                    -----------     -----------

Total other income (expense)                                105          (2,384)
                                                    -----------     -----------

Income (loss) before income taxes                       (53,153)         14,399

Income taxes                                               --             3,808
                                                    -----------     -----------

Net income (loss)                                   $   (53,153)    $    10,591
                                                    ===========     ===========

Net income (loss) per common share                  $      (.01)    $       .00
                                                    ===========     ===========

Weighted average common shares outstanding            4,710,250       4,304,396
                                                    ===========     ===========

















    The accompanying notes are an integral part of the financial statements.


Warning Statement - J. Espo's Inc. is the predecessor of the registrant and Investors are not acquiring any ownership interest in J. Espo's Inc.


                                              J. ESPO'S INC.
                                       STATEMENTS OF CASH FLOWS



                                                                   Period From
                                                                   Nov. 1, 2000           Year Ended
                                                                    to June 6,            October 31,
                                                                       2001                  2000
                                                                   -------------           ----------
CASH FLOWS FROM OPERATING ACTIVITIES
    Net income (loss)                                               $ (53,153)             $  10,591
    Adjustments to reconcile net income (loss) to net
         cash provided by (used in) operating activities
         Depreciation                                                  12,823                 21,990
         Deferred income taxes                                           --                     (868)
         Common stock issued for services                                --                      600
         Common stock retired                                            --                      (60)
         Changes in assets and liabilities
            (Increase) Decrease in accounts receivable                  2,076                  4,521
            (Increase) Decrease in inventory                          (88,352)                 2,556
            (Increase) Decrease in prepaid expenses                    (2,397)                (1,078)
            Increase (Decrease) in accounts payable                   (10,928)                (9,567)
            Increase in accrued expenses                              (11,201)                 7,364
            Increase (Decrease) in payroll taxes payable                 (269)                   610
            Increase (Decrease) in sales tax payable                     (126)                (3,344)
            Increase (Decrease) in income taxes payable                (4,598)                 3,019
                                                                    ---------              ---------

          NET CASH PROVIDED BY (USED IN) OPERATING ACTIVITIES        (156,125)                36,334
                                                                    ---------              ---------

CASH FLOWS FROM INVESTING ACTIVITIES
    Purchases of property and equipment                                (5,787)                (9,586)
                                                                    ---------              ---------

          NET CASH USED IN INVESTING ACTIVITIES                        (5,787)                (9,586)
                                                                    ---------              ---------

CASH FLOWS FROM FINANCING ACTIVITIES
    Proceeds from line of credit                                      171,000                231,500
    Repayment of line of credit                                      (137,031)              (286,000)
    Payments on long-term borrowing                                    (3,197)                (4,090)
    Loans from officer/stockholder                                     35,322                 72,750
    Repayment of loans from officer/stockholder                       (34,189)               (48,965)
    Proceeds from sales of common stock                                  --                  150,000
                                                                    ---------              ---------

          NET CASH PROVIDED BY FINANCING ACTIVITIES                    31,905                115,195
                                                                    ---------              ---------

NET INCREASE (DECREASE) IN CASH                                      (130,007)               141,943

CASH - BEGINNING OF YEAR                                              145,711                  3,768
                                                                    ---------              ---------

CASH - END OF YEAR                                                  $  15,704              $ 145,711
                                                                    =========              =========


SUPPLEMENTAL DISCLOSURES:
    Cash paid during the year for interest                          $   1,492              $   4,478
                                                                    =========              =========
    Cash paid during the year for income taxes                      $   5,032              $   1,982
                                                                    =========              =========
    Conversion of shareholder loan to capital stock                 $    --                $ (20,000)
                                                                    =========              =========


                  The accompanying notes are an integral part of the financial statements.

                                                     F-46





Warning Statement - J. Espo's Inc. is the predecessor of the registrant and Investors are not acquiring any ownership interest in J. Espo's Inc.



                                                       J. ESPO'S INC.
                                       STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY
                                       For the Period November 1, 1999 to June 6, 2001



                                                                Common Stock                   Additional
                                                       ------------------------------           Paid-in            Retained
                                                         Shares              Amount              Capital            Earnings
                                                       ----------          ----------          ----------        ----------

Balances, November 1, 1999                              2,356,250          $   23,563          $  116,456         $   62,845

    Officer's loan converted to stock                   2,000,000              20,000                --                 --

    Common stock issued for services,
      valued at $.01 per share                             60,000                 600                --                 --

    Common stock retired                                   (6,000)                (60)               --                 --

    Sale of common stock                                  300,000               3,000             147,000               --

    Net income                                             10,591
                                                       ----------          ----------          ----------         ----------

Balances, October 31, 2000                              4,710,250              47,103             263,456             73,436

    Net loss for the period                               (53,153)
                                                       ----------          ----------          ----------         ----------

Balances, June 6, 2001                                  4,710,250          $   47,103          $  263,456         $   20,283
                                                       ==========          ==========          ==========         ==========




                                                       F-47


Warning Statement - J. Espo's Inc. is the predecessor of the registrant and Investors are not acquiring any ownership interest in J. Espo's Inc.


                                 J. ESPO'S INC.
                          Notes to Financial Statements


Note 1 - Summary of Significant Accounting Policies

Organization
------------

The financial statements presented are those of J. Espo's Inc. ("the Company").
J. Espo's was incorporated under the laws of the state of New York on June 18, 1999. The Company's business activities involve retail and wholesale sales of beach and surfing related apparel, sporting goods and accessories. Retail sales are a seasonal portion of the Company's operations. Fiscal Year

The Company has elected October 31 as the end of its fiscal year.

Use of Estimates in the Preparation of Financial Statements
-----------------------------------------------------------

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reporting amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the period. Actual results could differ from those estimates.

Inventory
---------

Inventory is stated at the lower of cost or market, with cost determined on a first-in, first-out basis and market based on the lower of replacement cost or realizable value. Inventory consists entirely of finished goods.

Property and equipment and depreciation
---------------------------------------

Property and equipment are stated at cost. Depreciation for both financial reporting and income tax purposes is computed using combinations of the straight line and accelerated methods over the estimated lives of the respective assets. Machinery and equipment, automobile and leasehold improvements are depreciated over 5 years, and furniture and fixtures are depreciated over 7 years. Maintenance and repairs are charged to expense when incurred. When property and equipment are retired or otherwise disposed of, the related cost and accumulated depreciation are removed from the respective accounts and any gain or loss is credited or charged to income.

Income Taxes
------------

The Company uses Statement of Financial Accounting Standards No. 109 "Accounting For Income Taxes" (SFAS No. 109) - in reporting deferred income taxes. SFAS No. 109 requires a company to recognize deferred tax liabilities and assets for the expected future income tax consequences of events that have been recognized in the company's financial statements. Under this method, deferred tax assets and liabilities are determined based on temporary differences between the financial carrying amounts and the tax bases of assets and liabilities using the enacted tax rates in effect in the years in which the temporary differences are expected to reverse. The differences relate solely to depreciable assets (use of different depreciation methods and lives for financial statement and income tax purposes).

Warning Statement - J. Espo's Inc. is the predecessor of the registrant and Investors are not acquiring any ownership interest in J. Espo's Inc.


                                 J.ESPO'S INC.
                         Notes to Financial Statements


Net Income (Loss) Per Common Share
----------------------------------

Net income (loss) per common share is computed by dividing the net income (loss) by the weighted average shares outstanding during the year.

Note 2 - Common Stock Transactions

During the year ended October 31, 2000, J. Espo's converted officer's loans to 2,000,000 shares of common stock, valued at $.01 per share, and issued 60,000 shares of common stock to directors of J. Espo's for services, valued at $.01 per share. In addition, J. Espo's issued 300,000 shares of common stock to individual shareholders at $.50 per share, and retired 6,000 shares of common stock that were issued to former directors of the Company.

Note 3 - Property and Equipment

Property and equipment consisted of the following:

                                                        June 6,    October 31,
                                                         2001         2000

Machinery and equipment                                $ 11,543     $  9,664
Furniture and fixtures                                   25,723       21,816
Automobile                                               30,795       30,795
Leasehold improvements                                   55,850       55,850
                                                       --------     --------
                                                        123,164      118,125
Less accumulated depreciation                            83,966       71,143
                                                       --------     --------
                                                       $ 39,945     $ 46,982
                                                       ========     ========

Depreciation expense for the period November 1, 2000 to June 6, 2001 and the year ended October 31, 2000 amounted to $12,823 and $21,990, respectively.

Warning Statement - J. Espo's Inc. is the predecessor of the registrant and Investors are not acquiring any ownership interest in J. Espo's Inc.



                               J.ESPO'S INC.
                         Notes to Financial Statements


Note 4 - Income Taxes

Income tax expense is based on reported results of operations; deferred federal income taxes reflect the impact of temporary differences. Income taxes consisted of the following:

                                                          June 6     October 31,
                                                           2001         2000
                                                         -------      -------

Current taxes
   Federal                                               $  --       $ 2,728

   State                                                    --         1,870
                                                         -------     -------

                                                            --         4,598
                                                         -------     -------

Deferred tax expense (benefit)

   Federal                                                  --          (428)
   State                                                    --          (440)
                                                         -------     -------

                                                            --          (868)
                                                         -------     -------

Effect of prior year under-accrued taxes                    --            78
                                                         -------     -------



                                                         $  --       $ 3,808
                                                         =======     =======

Note 5 - Note Payable

The Company has a bank line of credit with Bridgehampton National Bank that provides short-term borrowings up to $100,000. Interest on advances is payable monthly at two percent over the prime rate. The note payable to the bank is collateralized by cash deposits, inventories and equipment, and is guaranteed by an officer/stockholder of the Company. The outstanding balance on the bank line of credit was $33,969 on June 6, 2001. There was no outstanding balance on the bank line of credit on October 31, 2000.

Note 6 - Long-term Debt

Long-term debt consists of an automobile loan payable to Suffolk County National Bank in monthly installments of $500 inclusive of interest at a rate of 9.15%. The loan matures on July 29, 2003 and is guaranteed by an officer/stockholder of the Company. Interest expense related to the automobile loan was $882 for the period November 1, 2000 to June 6, 2001 and $1,489 for the year ended October 31, 2000.

Warning Statement - J. Espo's Inc. is the predecessor of the registrant and Investors are not acquiring any ownership interest in J. Espo's Inc.


                               J.ESPO'S INC.
                         Notes to Financial Statements


Long-term debt matures as follows:

      2001                                                        $ 1,672
      2002                                                          5,334
      2003                                                          4,332
                                                                  -------

                                                                  $11,338
                                                                  =======

Note 7 - Lease Commitment

The Company leases its primary retail space under a non-cancelable operating lease that expires in December 2002. Management has indicated its intentions to renew the lease for a five-year period beginning on January 1, 2003. The new lease will provide for monthly rent of $3,500. Future minimum annual rent payments under the lease for the years ending October 31 are as follows:

                2001                                            $ 19,200
                2002                                              19,200
                2003                                              38,200
                2004                                              42,000
                                                                --------
                                                                $118,600
                                                                ========

Rent expense of $11,200 and $19,500 was charged to operations for the period November 1, 2000 to June 6, 2001 and the year ended October 31, 2000, respectively.

Note 8 - Litigation

The Company was a defendant in a lawsuit commenced by a former supplier on July 1, 1996. The Company executed a counterclaim for damages caused by an alleged defective tender of delivery. The Company had anticipated obtaining a favorable judgment in the case. However, the Company entered into a settlement on May 15, 2000 to pay the supplier $20,000 for merchandise that had already been sold.

Note 9 - Related Party Transactions

The Company leases its Easthampton, New York store from a corporation that is 50%-owned by the Company's principal stockholder. The lease requires monthly payments of $1,600, and the Company is responsible for all insurance and utilities.

The Company was indebted to an officer/stockholder for expenses advanced on behalf of the Company, in the amounts of $28,742 and $27,610 as of June 6, 2001 and October 31, 2000, respectively. There were no specific repayment terms on the amount due to an officer/stockholder.

Warning Statement - J. Espo's Inc. is the predecessor of the registrant and Investors are not acquiring any ownership interest in J. Espo's Inc.


                               J.ESPO'S INC.
                         Notes to Financial Statements


Note 10 - Subsequent Events

On June 7, 2001, the business operations and substantially all of the net assets of the Company were acquired by three newly formed companies, Surf Group Inc., JRE Inc., and Sun & Surf Inc., whereby each of the new companies distributed all of their outstanding shares of common stock as a dividend to the Company's stockholders (the "Spinoff"). The distribution resulted in the issuance of one share of each of the three new the companies' common stock for each share of the Company's common stock held of record as of December 18, 2000. The Spinoff was accomplished through distribution agreements which defined the assets that were contributed to and the liabilities that were assumed by the three new companies.

Warning Statement - J. Espo's Inc. is the predecessor of the registrant and Investors are not acquiring any ownership interest in J. Espo's Inc.




                               STEWART H. BENJAMIN
                        CERTIFIED PUBLIC ACCOUNTANT, P.C.
                              27 SHELTER HILL ROAD
                               PLAINVIEW, NY 11803

                            TELEPHONE: (516) 933-9781
                            FACSIMILE: (516) 827-1203



                               ACCOUNTANT'S REPORT
                               -------------------


To the Board of Directors and Stockholders
J. Espo's Inc.
East Hampton, New York

I have reviewed the accompanying balance sheet of J. Espo's Inc. as of January 31, 2001, and the related statements of operations, stockholders' equity and cash flows, for the three months then ended, in accordance with Statements on Standards for Accounting and Review Services, issued by the American Institute of Certified Public Accountants. All information included in these financial statements is the representation of the management of J. Espo's Inc.

A review consists principally of inquiries of Company personnel analytical procedures applied to financial data. It is substantially less in scope than an audit in accordance with generally accepted auditing standards, the objective of which is the expression of an opinion regarding the financial statements taken as a whole. Accordingly, I do not express such an opinion.

Based on my review, I am not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in conformity with generally accepted accounting principles.




/s/  STEWART H. BENJAMIN
-------------------------------------
     STEWART H. BENJAMIN
     CERTIFIED PUBLIC ACCOUNTANT, P.C.

Plainview, New York

March 6, 2002



Warning Statement - J. Espo's Inc. is the predecessor of the registrant and Investors are not acquiring any ownership interest in J. Espo's Inc.


                                      J. ESPO'S INC.
                                      BALANCE SHEETS


                                          ASSETS
                                          ------
                                                               January 31,     October 31,
                                                                  2001            2000
                                                               (Unaudited)      (Audited)
                                                                 --------        --------
Current assets
    Cash                                                         $ 76,717        $145,711
    Accounts receivable                                             1,091           2,076
    Inventory                                                     299,220         253,840
    Prepaid expenses                                                5,811           3,050
                                                                 --------        --------
Total current assets                                              382,839         404,677
                                                                 --------        --------
Property and equipment, net                                        43,946          46,982
                                                                 --------        --------
Other assets
    Deferred income taxes                                           2,993           2,993
                                                                 --------        --------
Total assets                                                     $429,778        $454,652
                                                                 ========        ========


                           LIABILITIES AND STOCKHOLDERS' EQUITY
                           ------------------------------------

Current liabilities
    Due to officer/stockholder                                   $ 15,041        $ 27,610
    Accounts payable                                                 --            10,928
    Accrued expenses                                               13,652          11,201
    Current portion of long-term debt                               4,981           4,869
    Note payable                                                   28,000            --
    Taxes payable                                                   1,029           6,383
                                                                 --------        --------
Total current liabilities                                          62,703          60,991
                                                                 --------        --------
Long-term liabilities
    Long-term debt, net of current portion                          8,377           9,666
                                                                 --------        --------

Stockholders' equity
    Common stock, $.01 par value, 25,000,000 shares
        authorized and 4,710,250 shares issued and outstanding     47,103          47,103
    Additional paid-in capital                                    263,456         263,456
    Retained earnings                                              48,139          73,436
                                                                 --------        --------
Total stockholders' equity                                        358,698         383,995
                                                                 --------        --------
Total liabilities and stockholders' equity                       $429,778        $454,652
                                                                 ========        ========


                  See accompanying notes and accountant's review report.

                                          F-54

Warning Statement - J. Espo's Inc. is the predecessor of the registrant and Investors are not acquiring any ownership interest in J. Espo's Inc.

                                 J. ESPO'S INC.
                             STATEMENT OF OPERATIONS
                   For the Three Months Ended January 31, 2001



Sales                                                               $   104,050

Cost of goods sold                                                       51,625
                                                                    -----------
Gross profit                                                             52,425

Selling and administrative expenses                                      78,555
                                                                    -----------
Loss from operations                                                    (26,130)

Other income (expense)
    Interest income                                                       1,220
    Interest expense                                                       (387)
                                                                    -----------
Total other income (expense)                                                833
                                                                    -----------
Net loss                                                            $   (25,297)
                                                                    ===========
Net loss per common share                                           $      (.01)
                                                                    ===========
Weighted average common shares outstanding                            4,710,250
                                                                    ===========


             See accompanying notes and accountant's review report.


Warning Statement - J. Espo's Inc. is the predecessor of the registrant and Investors are not acquiring any ownership interest in J. Espo's Inc.


                                       J. ESPO'S INC.
                        STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
                     For the Period November 1, 1999 to January 31, 2002




                                              Common Stock          Additional
                                        ------------------------      Paid-in     Retained
                                          Shares        Amount        Capital     Earnings
                                        ----------    ----------    ----------   ----------
Balances, November 1, 1999               2,356,250    $   23,563    $  116,456   $   62,845

    Officer's loan converted to stock    2,000,000        20,000          --           --

    Common stock issued for services,
      valued at $.01 per share              60,000           600          --           --

    Common stock retired                    (6,000)          (60)         --           --

    Sale of common stock                   300,000         3,000       147,000         --

    Net income                                --            --            --         10,591
                                        ----------    ----------    ----------   ----------
Balances, October 31, 2001               4,710,250        47,103       263,456       73,436

    Net loss for the period                   --            --            --        (25,297)
                                        ----------    ----------    ----------   ----------
Balances, January 31, 2002               4,710,250    $   47,103    $  263,456   $   48,139
                                        ==========    ==========    ==========   ==========


                   See accompanying notes and accountant's review report.

                                           F-56

Warning Statement - J. Espo's Inc. is the predecessor of the registrant and Investors are not acquiring any ownership interest in J. Espo's Inc.

                                 J. ESPO'S INC.
                             STATEMENT OF CASH FLOWS
                   For the Three Months Ended January 31, 2001



CASH FLOWS FROM OPERATING ACTIVITIES
    Net loss                                                          $ (25,297)
    Adjustments to reconcile net loss to net
         cash used in operating activities
         Depreciation                                                     5,495
         Changes in assets and liabilities
            Decrease in accounts receivable                                 985
            Increase in inventory                                       (45,380)
            Increase in prepaid expenses                                 (2,761)
            Decrease in accounts payable                                (10,928)
            Increase in accrued expenses                                  2,451
            Decrease in taxes payable                                    (5,354)
                                                                      ---------
              NET CASH USED IN OPERATING ACTIVITIES                     (80,789)
                                                                      ---------
CASH FLOWS FROM INVESTING ACTIVITIES
    Purchases of property and equipment                                  (2,459)
                                                                      ---------
              NET CASH USED IN INVESTING ACTIVITIES                      (2,459)
                                                                      ---------
CASH FLOWS FROM FINANCING ACTIVITIES
    Proceeds from line of credit                                         45,500
    Payments on line of credit                                          (17,500)
    Payments on long-term borrowing                                      (1,177)
    Loans from officer/stockholder                                       10,422
    Repayment of loans from officer/stockholder                         (22,991)
                                                                      ---------
              NET CASH PROVIDED BY FINANCING ACTIVITIES                  14,254
                                                                      ---------

NET DECREASE IN CASH                                                    (68,994)

CASH - BEGINNING                                                        145,711
                                                                      ---------
CASH - ENDING                                                         $  76,717
                                                                      =========

SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION
Cash paid during the period for:
         Interest                                                     $     387
                                                                      =========
         Income taxes                                                 $   5,025
                                                                      =========

             See accompanying notes and accountant's review report.

Warning Statement - J. Espo's Inc. is the predecessor of the registrant and Investors are not acquiring any ownership interest in J. Espo's Inc.


                                 J. ESPO'S INC.
                                   FORM 10QSB
                         QUARTER ENDED JANUARY 31, 2001
                          Notes to Financial Statements
                                   (Unaudited)



Basis of Presentation
---------------------

The accompanying interim unaudited financial statements include the accounts of
J. Espo's Inc., which is hereafter referred to as (the "Company").

These financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America for interim financial information and with the instructions to Form 10-QSB of Regulation S-B. Accordingly, they do not include all of the information and footnotes required by accounting principles generally accepted in the United States of America for complete financial statements. In the opinion of management, such interim statements reflect all adjustments (consisting of normal recurring accruals) necessary to present fairly the financial position and the results of operations and cash flows for the interim period presented. The results of operations for the interim period are not necessarily indicative of the results to be expected for the period November 1, 2000 to June 6, 2001. These financial statements should be read in conjunction with the audited financial statements and footnotes included in the Company's report on Form 10-SB for the year ended October 31, 2000.

Note 2 - Net Loss Per Common Share

Net loss per common share is computed by dividing the net loss by the weighted average shares outstanding during the period.

Warning Statement - J. Espo's Inc. is the predecessor of the registrant and Investors are not acquiring any ownership interest in J. Espo's Inc.



                               STEWART H. BENJAMIN
                        CERTIFIED PUBLIC ACCOUNTANT, P.C.
                              27 SHELTER HILL ROAD
                               PLAINVIEW, NY 11803

                            TELEPHONE: (516) 933-9781
                            FACSIMILE: (516) 827-1203



                               ACCOUNTANT'S REPORT
                               -------------------


To the Board of Directors and Stockholders
J. Espo's Inc.
East Hampton, New York

I have reviewed the accompanying balance sheet of J. Espo's Inc. as of April 30, 2001, and the related statements of operations, stockholders' equity and cash flows, for the six months then ended. These financial statements are the responsibility of the company's management.

I conducted my review in accordance with standards established by the American Institute of Certified Public Accountants. A review of interim financial information consists principally of applying analytical procedures to financial data and making inquiries of persons responsible for financial and accounting matters. It is substantially less in scope than an audit conducted in accordance with generally accepted auditing standards, the objective of which is the expression of an opinion regarding the financial statements taken as a whole. Accordingly, I do not express such an opinion.

Based on my review, I am not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in conformity with generally accepted accounting principles.




/s/  STEWART H. BENJAMIN
----------------------------------
     STEWART H. BENJAMIN
     CERTIFIED PUBLIC ACCOUNTANT, P.C.

Plainview, New York

June 11, 2002


Warning Statement - J. Espo's Inc. is the predecessor of the registrant and Investors are not acquiring any ownership interest in J. Espo's Inc.



                                      J. ESPO'S INC.
                                      BALANCE SHEETS


                                          ASSETS

                                                                 April 30,      October 31,
                                                                   2001            2000
                                                                (Unaudited)      (Audited)
                                                                 --------        --------
Current assets
    Cash                                                         $ 22,363        $145,711
    Accounts receivable                                             1,430           2,076
    Inventory                                                     338,750         253,840
    Prepaid expenses                                                9,567           3,050
                                                                 --------        --------

Total current assets                                              372,110         404,677
                                                                 --------        --------

Property and equipment, net                                        39,769          46,982
                                                                 --------        --------

Other assets
    Deferred income taxes                                           2,993           2,993
                                                                 --------        --------

Total assets                                                     $414,872        $454,652
                                                                 ========        ========


                           LIABILITIES AND STOCKHOLDERS' EQUITY
                           ------------------------------------

Current liabilities
    Due to officer/stockholder                                   $ 16,116        $ 27,610
    Accounts payable                                               55,361          10,928
    Accrued expenses                                                3,189          11,201
    Current portion of long-term debt                               5,096           4,869
    Note payable                                                    2,500            --
    Taxes payable                                                     423           6,383
                                                                 --------        --------

Total current liabilities                                          82,685          60,991
                                                                 --------        --------

Long-term liabilities
    Long-term debt, net of current portion                          7,059           9,666
                                                                 --------        --------

Stockholders' equity
    Common stock, $.01 par value, 25,000,000 shares
        authorized and 4,710,250 shares issued and outstanding     47,103          47,103
    Additional paid-in capital                                    263,456         263,456
    Retained earnings                                              14,569          73,436
                                                                 --------        --------

Total stockholders' equity                                        325,128         383,995
                                                                 --------        --------

Total liabilities and stockholders' equity                       $414,872        $454,652
                                                                 ========        ========


                  See accompanying notes and accountant's review report.

                                            F-60

Warning Statement - J. Espo's Inc. is the predecessor of the registrant and Investors are not acquiring any ownership interest in J. Espo's Inc.


                                 J. ESPO'S INC.
                             STATEMENT OF OPERATIONS
                     For the Six Months Ended April 30, 2001



Sales                                                               $   191,494

Cost of goods sold                                                      131,774
                                                                    -----------

Gross profit                                                             59,720

Selling and administrative expenses                                     119,553
                                                                    -----------

Loss from operations                                                    (59,833)
                                                                    -----------

Other income (expense)
    Interest income                                                       1,581
    Interest expense                                                       (615)
                                                                    -----------

Total other income (expense)                                                966
                                                                    -----------

Net loss                                                            $   (58,867)
                                                                    ===========

Net loss per common share                                           $      (.01)
                                                                    ===========

Weighted average common shares outstanding                            4,710,250
                                                                    ===========


             See accompanying notes and accountant's review report.


Warning Statement - J. Espo's Inc. is the predecessor of the registrant and Investors are not acquiring any ownership interest in J. Espo's Inc.

                                       J. ESPO'S INC.
                        STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
                      For the Period November 1, 1999 to April 30, 2001



                                              Common Stock          Additional
                                        ------------------------      Paid-in     Retained
                                          Shares        Amount        Capital     Earnings
                                        ----------    ----------    ----------   ----------

Balances, November 1, 1999               2,356,250    $   23,563    $  116,456   $   62,845

    Officer's loan converted to stock    2,000,000        20,000          --           --

    Common stock issued for services,
      valued at $.01 per share              60,000           600          --           --

    Common stock retired                    (6,000)          (60)         --           --

    Sale of common stock                   300,000         3,000       147,000         --

    Net income                                --            --            --         10,591
                                        ----------    ----------    ----------   ----------

Balances, October 31, 2001               4,710,250        47,103       263,456       73,436

    Net loss for the period                   --            --            --        (58,867)
                                        ----------    ----------    ----------   ----------

Balances, April 30, 2001                 4,710,250    $   47,103    $  263,456   $   14,569
                                        ==========    ==========    ==========   ==========


                   See accompanying notes and accountant's review report.

                                            F-62

Warning Statement - J. Espo's Inc. is the predecessor of the registrant and Investors are not acquiring any ownership interest in J. Espo's Inc.


                                 J. ESPO'S INC.
                             STATEMENT OF CASH FLOWS
                     For the Six Months Ended April 30, 2001



CASH FLOWS FROM OPERATING ACTIVITIES
    Net loss                                                          $ (58,867)
    Adjustments to reconcile net loss to net
         cash used in operating activities
         Depreciation                                                    10,991
         Changes in assets and liabilities
            Decrease in accounts receivable                                 646
            Increase in inventory                                       (84,910)
            Increase in prepaid expenses                                 (6,517)
            Increase in accounts payable                                 44,433
            Decrease in accrued expenses                                 (8,012)
            Decrease in taxes payable                                    (5,960)
                                                                      ---------

              NET CASH USED IN OPERATING ACTIVITIES                    (108,196)
                                                                      ---------

CASH FLOWS FROM INVESTING ACTIVITIES
    Purchases of property and equipment                                  (3,778)
                                                                      ---------

              NET CASH USED IN INVESTING ACTIVITIES                      (3,778)
                                                                      ---------

CASH FLOWS FROM FINANCING ACTIVITIES
    Proceeds from line of credit                                         95,000
    Payments on line of credit                                          (92,500)
    Payments on long-term borrowing                                      (2,380)
    Loans from officer/stockholder                                       15,222
    Repayment of loans from officer/stockholder                         (26,716)
                                                                      ---------

              NET CASH USED IN FINANCING ACTIVITIES                     (11,374)
                                                                      ---------

NET DECREASE IN CASH                                                   (123,348)

CASH - BEGINNING                                                        145,711
                                                                      ---------

CASH - ENDING                                                         $  22,363
                                                                      =========


SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION
Cash paid during the period for:
         Interest                                                     $     615
                                                                      =========
         Income taxes                                                 $   5,025
                                                                      =========

             See accompanying notes and accountant's review report.

Warning Statement - J. Espo's Inc. is the predecessor of the registrant and Investors are not acquiring any ownership interest in J. Espo's Inc.


                                 J. ESPO'S INC.
                                   FORM 10QSB
                          QUARTER ENDED APRIL 30, 2001
                          Notes to Financial Statements
                                   (Unaudited)


Basis of Presentation
---------------------

The accompanying interim unaudited financial statements include the accounts of
J. Espo's Inc., which is hereafter referred to as (the "Company").

These financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America for interim financial information and with the instructions to Form 10-QSB of Regulation S-B. Accordingly, they do not include all of the information and footnotes required by accounting principles generally accepted in the United States of America for complete financial statements. In the opinion of management, such interim statements reflect all adjustments (consisting of normal recurring accruals) necessary to present fairly the financial position and the results of operations and cash flows for the interim period presented. The results of operations for the interim period are not necessarily indicative of the results to be expected for the period November 1, 2000 to June 6, 2001. These financial statements should be read in conjunction with the audited financial statements and footnotes included in the Company's report on Form 10-SB for the year ended October 31, 2000.

Note 2 - Net Loss Per Common Share

Net loss per common share is computed by dividing the net loss by the weighted average shares outstanding during the period.

                                   Signatures



Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.

                                                 SUN & SURF INC.
                                      ------------------------------------------
                                                  (Registrant)

Date:   January 21, 2003               By: /s/  Jeffrey R. Esposito
        ----------------                  --------------------------------------
                                                  (Signature)




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